PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JANUARY 17, 2025

New Issue	February 14, 2025

Filed pursuant to General Instruction II.L of Form F-10
File No. 333-283616

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 17, 2025)

SEABRIDGE GOLD INC.
US$80,115,000

6,540,000 Common Shares

This prospectus supplement (“the Prospectus Supplement”) of Seabridge Gold Inc. (“Seabridge” or the “Company”), together with the accompanying short form base shelf prospectus dated January 17, 2025 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the accompanying prospectus, qualifies the distribution of 6,540,000 common shares (the “Offering”) of the Company (the “Offered Shares”) at a price of US$12.25 per Offered Share (the “Offering Price”). The terms of the Offering were determined by negotiation among the Company, RBC Dominion Securities Inc. (“RBC”) and Cantor Fitzgerald Canada Corporation (“CFCC” and together with RBC, the “Co-Lead Underwriters”), as co-lead underwriters and joint bookrunners on behalf of a syndicate of underwriters including B. Riley Securities, Inc., Red Cloud Securities Inc. and SCP Resource Finance LP (together with the Co-Lead Underwriter, the “Underwriters”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated February 14, 2025 among the Company and the Underwriters. See “Plan of Distribution”. The Offering is being made in the United States under the terms of a registration statement on Form F-10 (SEC File No. 333-283616) (the “Registration Statement”) filed and effective with the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution”.

The outstanding common shares of the Company (“Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SEA” and on the New York Stock Exchange (the “NYSE”) under the symbol “SA”. On February 13, 2025, the last day before the filing of this Prospectus Supplement, the closing trading price of the Common Shares on the TSX was C$18.94 per Common Share and the closing trading price of the Common Shares on the NYSE was US$13.33 per Common Share. The Company has applied to list the Common Shares offered hereby on the TSX and the NYSE. Listing will be subject to the Company fulfilling all of the customary listing requirements of the TSX and the NYSE.

The net proceeds from the Offering will be used by the Company to make the payments to BC Hydro contracted for completion of the KSM switching station; complete a program to collect all remaining anticipated field data for, and undertake early value engineering to support, a KSM bankable feasibility study; fund other costs associated with ongoing activities at the Company’s 100%-owned KSM gold-copper project in northeast British Columbia, Canada; and for general corporate purposes. See “Use of Proceeds”.

Investing in the Offered Shares involves significant risks. You should carefully read the “Risk Factors” section in this Prospectus Supplement and the “Risk Factors” section beginning on page S-3 of the accompanying short form base shelf prospectus (the “accompanying Prospectus” or the “Prospectus”) and in the documents incorporated by reference herein and therein for a discussion of certain risks that you should consider in connection with an investment in the Offered Shares.

Price: US$12.25 per Offered Share

	Public Offering Price		Underwriting Commission(1)		Net Proceeds to the Company(2)
Per Offered Share	US$	12.25	US$	0.49	US$	11.76
Total(3)	US$	80,115,000	US$	3,204,600	US$	76,910,400

Notes:

(1)	Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash commission (the “Underwriters’ Fee”) equal to 4% of the aggregate gross proceeds of the Offering. See “Plan of Distribution”.
(2)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering estimated to be an aggregate of $700,000, which will be paid from the proceeds of the Offering.
(3)	If the Over-Allotment Option (as defined herein) is exercised in full, the gross proceeds of the Offering, the Underwriters’ Fee and the net proceeds to the Company (before deducting expenses of the Offering) will be US$92,132,250, US$3,865,290 and US$88,446,960, respectively. This Prospectus Supplement and Prospectus also qualify for distribution the Over-Allotment Option and the Offered Shares issued pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution”.

The Company has also granted to the Underwriters an option (the “Over-Allotment Option”) exercisable, in whole or in part and from time to time, at the sole discretion of the Underwriters, at any time up to 30 days following the Closing Date, to purchase an additional 981,000 Offered Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those Offered Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters, as principals, conditionally offer the Offered Shares offered hereby, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement as referred to under the heading “Plan of Distribution” and subject to the passing upon of certain legal matters relating to the Offering on behalf of the Company by DuMoulin Black LLP with respect to Canadian legal matters other than tax-related matters, by Thorsteinssons LLP with respect to Canadian tax-related matters, and by Carter Ledyard & Milburn LLP with respect to United States legal matters, and on behalf of the Underwriters by Bennett Jones LLP with respect to certain Canadian legal matters, and by Cooley LLP, New York, New York, with respect to certain United States legal matters.

The Underwriters propose to offer the Offered Shares to the public initially at the price specified on the cover page of this Prospectus Supplement. If all of the Offered Shares offered hereby are not sold at the price specified in this Prospectus Supplement, the Underwriters may decrease the offering price and change the other selling terms. The compensation realized by the Underwriters will decrease by the amount that the aggregate price paid by the purchasers for the Offered Shares offered hereby is less than the gross proceeds paid by the Underwriters to the Company. The decrease in the offering price will not decrease the amount of net proceeds of the Offering to the Company. See “Plan of Distribution’’.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to occur on or about February 19, 2025, or such other date as may be agreed upon by the Company and the Underwriters (the “Closing Date”).

The Co-Lead Underwriters may sell Offered Shares in the United States through their U.S. affiliates, RBC Capital Markets, LLC and Cantor Fitzgerald & Co., respectively, each of which is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States or other jurisdictions outside of Canada and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Subject to applicable law, the Underwriters may offer to sell the Offered Shares outside of Canada and the United States.

B. Riley Securities, Inc. is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, they will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Common Shares in Canada.

It is expected that the Company will arrange for the instant deposit of the Offered Shares distributed under this Prospectus Supplement under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee or The Depositary Trust Company (“DTC”) and deposited with CDS or DTC on the Closing Date. No certificates evidencing the Offered Shares are expected to be issued to purchasers of the Offered Shares. In such event, purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased.

The Offering Price was determined by arm’s length negotiation between the Company and the Co-Lead Underwriters on behalf of the Underwriters. The Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable market stabilization rules. See “Plan of Distribution”.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus as such information is accurate only as of the date of the applicable document. The Company has not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Company will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

The Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”) to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, (“IFRS”) and may not be comparable to financial statements of United States companies, which are prepared under United States generally accepted accounting principles, or “US GAAP”. Such financial statements are subject to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition, holding and disposition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada are not described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the headings “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities in certain circumstances. See “Purchaser’s Statutory Rights”.

Some of the directors and officers of the Company and some of the experts named under “Interests of Experts” in the Prospectus are resident outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforceability of Certain Civil Liabilities”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents outside the United States, that some or all of the underwriters or experts named in the Registration Statement (as defined below) may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States. See “Enforceability of Certain Civil Liabilities.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SEC OR THE COMMISSIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company’s head office is at 106 Front Street East, Suite 400, Toronto, Ontario, Canada, M5A 1E1 and its registered office is at 1111 West Hastings Street, 15th Floor, Vancouver, BC V6E 2J3.

Information has been incorporated by reference in this Prospectus Supplement and the accompanying short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Corporate Secretary of Seabridge Gold Inc., at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292, and are also available electronically at www.sedarplus.ca and www.sec.gov/edgar. This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the accompanying short form base shelf prospectus, including the documents incorporated by reference therein.

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This Prospectus Supplement and the accompanying Prospectus dated January 17, 2025 are part of a registration statement on Form F-10 (SEC File No. 333-283616) (the “Registration Statement”) that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process.

This Prospectus Supplement and the accompanying Prospectus relate to the offer by us of our Offered Shares to certain investors. We provide information to you about this offering of Offered Shares in two separate documents: (1) this Prospectus Supplement, which describes the specific details regarding the Offering; and (2) the accompanying Prospectus, which provides general information, some of which may not apply to this Offering. If information in this Prospectus Supplement is inconsistent with the accompanying Prospectus, you should rely on this Prospectus Supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this Prospectus Supplement or the accompanying Prospectus—the statement in the document having the later date modifies or supersedes the earlier statement as our business, financial condition, results of operations and prospects may have changed since the earlier dates. You should read this Prospectus Supplement, the accompanying Prospectus and the documents and information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus when making your investment decision. You should also read and consider the information in the documents we have referred you to under the headings “Additional Information” and “Documents Incorporated by Reference.” These documents contain information you should consider when making your investment decision.

You should rely only on information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. We have not, and the Underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy our Offered Shares only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus Supplement, the accompanying Prospectus and the documents and information that have been filed with the SEC and the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement or of any sale of Offered Shares.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Seabridge”, the “Company”, “we”, “us” and “our” includes Seabridge Gold Inc. and each of its material subsidiaries, as the context requires.

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CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement and the accompanying Prospectus are references to Canadian dollars. Unless stated otherwise, references to “$” or “C$” are to Canadian dollars and references to “US dollars” or “US$” are to United States dollars. On February 13, 2025, the exchange rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was C$1.00 equals US$0.7021.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the years ended December 31, 2024 and December 31, 2023, as quoted by the Bank of Canada, were as follows:

	Year Ended December 31
	2024	2023
	(expressed in Canadian dollars)
Highest rate during period	1.4416	1.3875
Lowest rate during period	1.3316	1.3128
Average rate during period	1.3698	1.3497
Rate at the end of period	1.4389	1.3226

The average exchange rate is calculated using the average of the daily rate on the last business day of each month during the applicable fiscal year or interim period. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is determined using IFRS, which differs from United States Generally Accepted Accounting Principles (“US GAAP”) and therefore may not be comparable in all material respects to financial information prepared in accordance with US GAAP.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Company’s projects, business approach and plans, including the completion of the Offering; the use of proceeds and the expected timing of the Offering; the receipt of all necessary regulatory and stock exchange approvals pertaining to the Offering; production, capital, operating and cash flow estimates relating to the existing assets of the Company; business transactions such as the potential sale or joint venture of either or both of the Company’s KSM Project and Courageous Lake Project (each as defined in the AIF (as defined herein)) and the acquisition or disposition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and advancement activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project, Iskut Project, Snowstorm Project, 3 Aces Project or Courageous Lake Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral reserve and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed and the economics of developing a property and producing minerals.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Prospectus Supplement and the accompanying Prospectus, the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; (4) estimated mineral resources and reserves at the Company’s projects have merit and there is continuity of mineralization as reflected in such estimates; (5) the Company will receive and maintain all required regulatory approvals required in respect of its projects and the Offering; (6) the Company will receive all required regulatory approvals required in respect of this Prospectus Supplement; (7) the satisfaction of all conditions of closing of the Offering and successful completion of the Offering within the anticipated timeframe; and (8) the fulfillment by the Underwriters of their obligations pursuant to the Underwriting Agreement.

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Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	the Company’s history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

●	risks related to the Company’s ability to continue its exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on the Company’s ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

●	the Company’s indebtedness requires payment of quarterly interest and, in certain circumstances, may require repayment of principal and the Company’s principal sources for funds for such payments or repayment are capital markets and asset sales, although payment in shares of the Company is possible to a certain point;

●	risks related to fluctuations in the market price of gold, copper and other metals;

●	uncertainty of whether the reserves estimated on the Company’s mineral properties will be brought into production;

●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the implementation of the concepts in the United Nations Declaration on the Rights of Indigenous Peoples in Canadian jurisdictions;

●	risks related to obtaining and maintaining all necessary permits and governmental approvals, or extensions or renewals thereof, for exploration and development activities, including in respect of environmental regulation and the KSM environmental assessment certificate;

●	the possible inability to advance with project activities in a timely manner or at all if such permits or approvals are not obtained or if a non-compliance event leads to further restrictions or loss of permits or approvals;

●	uncertainties relating to the assumptions underlying the Company’s reserve and resource estimates;

●	uncertainty of estimates of capital costs, operating costs, production and economic returns;

●	risks relating to the commencement of site access and early site preparation construction activities at the KSM Project;

●	risks related to commercially producing precious metals and copper from the Company’s mineral properties;

●	risks related to fluctuations in foreign exchange rates;

●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

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●	uncertainty related to title to the Company’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

●	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases following metals price increases;

●	increased competition in the mining industry;

●	regulatory initiatives and ongoing concerns regarding carbon emissions and the impacts of measures taken to induce or mandate lower carbon emissions on the ability to secure permits, finance projects and generate profitability at a project;

●	the Company’s current and proposed operations are subject to risks relating to climate and climate change that may adversely impact its ability to conduct operations, increase operating costs, delay execution or reduce profitability of a future mining operation

●	the Company’s reliance on key personnel and the need to attract and retain qualified management and personnel;

●	risks associated with the use of information technology systems and cybersecurity;

●	risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies;

●	the Company’s classification as a “passive foreign investment company” under the United States tax code;

●	uncertainty surrounding an audit by the Canada Revenue Agency of the Company’s refund claim in respect of the British Columbia Mining Exploration Tax Credit;

●	uncertainty surrounding an audit by the Canada Revenue Agency of the Company’s 2014 to 2016 inclusive Canadian exploration expenses, which were renounced to investors in flow-through shares in respect of the 2013 to 2015 tax years;

●	risks related to the dilution of shareholders’ interest;

●	risks related to the perception of the significant number of Common Shares in the public market;

●	the ability of the Company to raise proceeds under the Offering;

●	risks related to the Company’s broad discretion in the use of the net proceeds of the Offering; and

●	risks related to the potential for a tariff war between the United States and several other countries, including Canada, and the potential impacts it may have on the Company’s ability to raise funds and obtain supplies needed for work programs.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus Supplement and the annual information form of the Company dated March 27, 2024 for the year ended December 31, 2023 and filed on SEDAR+ on March 27, 2024 under National Instrument 51-102 – Continuous Disclosure Obligations (the “AIF”), each under the heading “Risk Factors”, elsewhere in this Prospectus Supplement and the accompanying Prospectus and in documents incorporated by reference herein and therein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company’s ability to control or predict. It is also noted that while the Company engages in exploration and advancement of its properties, including site work in preparation for feasibility study work or early construction work, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, forward-looking statements are inherently unreliable, and investors should not place undue reliance on forward-looking statements.

The forward-looking statements contained in this Prospectus Supplement and the documents incorporated by reference herein and therein are qualified by the foregoing cautionary statements.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

This Prospectus Supplement, accompanying Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this Prospectus and any Prospectus Supplement have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As a foreign private issuer that files its Annual Report on Form 40-F with the SEC pursuant to the MJDS adopted by the U.S. and Canada, the Company is not required to prepare disclosure on its mineral projects under Regulation S-K 1300 (as defined below) and instead prepares such disclosure in accordance with NI 43-101 and the CIM Definition Standards.

The SEC has adopted mining disclosure rules under sub-part 1300 of Regulation S-K promulgated under the U.S. Securities Act (“Regulation S-K 1300”). Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43-101, and there is no assurance that any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under Regulation S-K 1300.

Readers are also cautioned that while the SEC will now recognize mineral resource estimates, readers should not assume that all or any part of the mineralization that the Company may report as “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, readers are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined economically or legally. Therefore, readers are also cautioned not to assume that all or any part of “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

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NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and the selected consolidated financial data derived therefrom included herein and in the accompanying Prospectus, have been prepared in accordance with IFRS. IFRS differs in some material respects from US GAAP and so these financial statements may not be comparable to the financial statements of US companies that report in accordance with US GAAP. As a result, financial information included or incorporated in this Prospectus Supplement and the accompanying Prospectus may not be comparable to financial information prepared by companies in the United States.

DOCUMENTS INCORPORATED BY REFERENCE

Under the multi-jurisdictional disclosure system adopted by Canada and the United States, information has been incorporated by reference in this Prospectus Supplement from documents filed by the Company with securities commissions or similar authorities in Ontario, British Columbia, Alberta, Manitoba, Saskatchewan, Nova Scotia and the Yukon (the “Commissions”) and filed with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Corporate Secretary of Seabridge at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically on SEDAR+, which can be accessed electronically at www.sedarplus.ca, and on EDGAR, which can be accessed electronically at www.sec.gov. This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the accompanying short form base shelf Prospectus, including the documents incorporated by reference therein.

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management’s discussion and analysis, proxy circulars (excluding those portions that, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of this offering, shall be deemed to be incorporated by reference in this Prospectus Supplement.

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or accompanying Prospectus, except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus Supplement, and the Company disclaims any such incorporation by reference.

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Upon a new annual information form and the related audited annual financial statements and management’s discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, and all interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of the Company’s financial year in which the new annual information form and the related annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus Supplement and accompanying Prospectus for purposes of future offers and sales of securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus Supplement and accompanying Prospectus for purposes of future offers and sales of securities hereunder. Upon a new information circular relating to an annual general meeting of holders of Common Shares being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, the information circular for the preceding annual general meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus Supplement and accompanying Prospectus for purposes of future offers and sales of securities hereunder.

In addition to the documents listed in the accompanying Prospectus, the material change report dated January 28, 2025 in respect of the Company entering into the Controlled Equity OfferingSM Sales Agreement dated January 24, 2025 with Cantor Fitzgerald & Co., RBC Capital Markets, LLC and each of their Canadian affiliates, which has been filed with the Commissions, and filed with the SEC, is specifically incorporated by reference into, and forms an integral part of, this Prospectus Supplement.

MARKETING MATERIALS

Any “template” version of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are prepared in connection with the Offering are not part of this Prospectus Supplement and the accompanying Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed on SEDAR+ or with the SEC before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus solely for the purposes of the Offering.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the accompanying Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the accompanying Prospectus; (ii) powers of attorney from certain of the Company’s officers and directors; and (iii) the Underwriting Agreement; and (iv) the consent of Thorsteinssons LLP.

S-ix

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Company, the Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and the Offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement and the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

The Company

Seabridge is a gold resource company whose principal property is the KSM project (for Kerr-Sulphurets-Mitchell) located in Northwestern British Columbia, Canada (the “KSM Project”). It also owns the Courageous Lake project located in the Northwest Territories, Canada (the “Courageous Lake Project”), amongst other mineral properties. The Company exists under the Canada Business Corporations Act.

The Company presently has twelve wholly-owned subsidiaries: KSM Mining ULC, (“KSMCo”) Seabridge Gold (KSM) Inc., SnipGold Corp., Hattrick Resources Corp. (“Hattrick”) and Tuksi Mining & Development Company Ltd. (“Tuksi”), companies incorporated under the laws of British Columbia, Canada; Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada; Seabridge Gold (Yukon) Inc., a company incorporated under the laws of Yukon; Seabridge Gold Corporation, Pacific Intermountain Gold, Corporation, 5555 Gold Inc. and 5555 Silver Inc., each Nevada Corporations; and Snowstorm Exploration LLC, a Delaware limited liability corporation. The following diagram illustrates the inter-corporate relationship between the Company, its active subsidiaries and its projects:

Notes:

1.	Certain of the Company’s subsidiaries have been omitted from the chart as they own no mineral property and are inactive.
2.	SnipGold, through Hattrick, owns 95% of 12 of the claims covering an area of approximately 4,339 ha. The Snip North zone lies approximately 50% on claims owned 100% by SnipGold and 50% on claims in which SnipGold’s ownership interest is 95%. The Bronson Slope and Quartz Rise areas of the Iskut Project are 100% owned by SnipGold.
3.	The Company has entered into an option agreement under which a 100% interest in the Quartz Mountain Project may be acquired by a third party.

The Company owns 7 properties, 4 of which have gold resources, and it has one material property: the KSM Project. Today, the KSM Project hosts the largest publicly disclosed undeveloped gold resource in the world, with measured and indicated gold resources totaling more than 88 million ounces (5.419 billion tonnes at 0.51 g/t).1 The Company’s exploration success at KSM has also defined significant copper and silver resources, with KSM containing 19.6 billion pounds of copper and 417.2 million ounces of silver in the measured and indicated resource categories (5.419 billion tonnes at 0.16% copper and 2.4 g/t silver). These resource estimates have an effective date of March 31, 2022 for the Mitchell and East Mitchell deposits, December 31, 2019 for the Sulphurets deposit and January 10, 2024 in respect of the Kerr and Iron Cap deposits. These combined measured and indicated resource estimates are derived from the most current resource estimates of each KSM deposit as set forth on page 12 of the AIF. More detailed information in respect of the KSM resource estimates is set forth in the AIF. The combined gold, copper and silver, resources constitute a significant economic opportunity, and environmental assessment approvals and certain permits are in place to permit the Company to advance early construction.

The Company holds a 100% interest in each of its properties, other than a portion of the Snip North zone to the north of the Iskut Project in which it owns a 95% interest. The Quartz Mountain project is subject to an option agreement under which the optionee may acquire a 100% interest in such project.

In July 2024, KSMCo received its “substantially started” designation from the BC Government for the KSM Project. This designation affirms the validity of the BC Environmental Assessment Certificate (“EAC”). Under the B.C. Environmental Assessment Act, a project’s EAC expires if the project has not been substantially started by the deadline specified in its EAC. However, the B.C. Minister of Environment and Climate Change Strategy (the “Minister”) may determine that a project has been “substantially started” before the deadline, in which case the EAC is no longer subject to expiry. KSMCo’s EAC deadline was July 29, 2026.

Two Petitions have been filed in the British Columbia Supreme Court seeking orders quashing the “substantially started” determination (the “SSD”). (See “The Company – Summary Description of Business” and “Risk Factors – Risks Relating to the Company” in the Prospectus). The SSD is unaffected by the filing of the Petitions and will remain in place if the Minister successfully defends the SSD. Even if the Petitioners are successful, a typical order in these circumstances would require a resumption of the “substantially started” determination process, either to expand consultation of one of the Petitioners or to reconsider the reasons for the Minister’s determination, and then a fresh determination would be issued (which may or may not reaffirm the SSD).

The Company has spent over $1 billion since acquiring the KSM Project in 2001, of which in excess of $800 million has been spent to advance the project after the issuance of the EAC in July 2014.

In 2025, the Company is planning exploration programs at its Iskut and 3 Aces Projects and to continue early construction works at its KSM Project. The largest component of the early construction works at the KSM Project in 2025 will be the continued construction of the Treaty Creek Switching Station (the “TCT”), the connection point of the KSM power lines to British Columbia’s Northwest Transmission Line. KSMCo recently signed an amendment agreement amending its Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) for construction of the TCT. Amounts payable by KSMCo under the amended Facilities Agreement in respect of planning, design and construction costs of the TCT are estimated to be $160,900,000 of which $106,527,000 was paid prior to November 30, 2024, and an additional $15,600,000 was paid on January 24, 2025 (which was considered a discretionary expenditure at the time of the Prospectus). An additional $24,400,000 is due on or before April 1, 2025 and $14,373,000 is due on or before July 1, 2025. Of the $160,527,000 to be paid under the Facilities Agreement, $74,700,000 is paid as security for BC Hydro system reinforcement and, subject to certain conditions, can be offset against future power consumption.

The documents incorporated by reference herein, including the Prospectus, and documents incorporated by reference into the Prospectus, including the AIF, contain further details regarding the business of Seabridge. See “Documents Incorporated by Reference.”

The Offering

The Offering consists of 6,540,000 Common Shares at a price of US$12.25 per Common Share. See also “Plan of Distribution” for details regarding the Underwriters’ Fee. In addition, the Company has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 981,000 Common Shares at the Offering Price on the same terms and conditions as the Offering, exercisable in whole or in part and from time to time, for a period of up to 30 days following closing of the Offering to cover over-allotments, if any.

The Concurrent Private Placement

The Company has signed a Subscription Agreement under which a strategic investor has agreed to purchase 1,640,000 Common Shares at the Offering Price by way of private placement for proceeds of US$20,090,000 (the “Placement”). Closing of the Placement is set for the Closing Date of the Offering. Closing of the Placement is conditional on receipt of all necessary regulatory approvals and the Company receiving a minimum of US $80,000,000 under the Offering.

1	Statement made comparing KSM’s size to other mineral deposits globally are made against, and based on, mineral resource and mineral reserve estimates disclosed by all publicly traded mining and exploration companies in North America, the United Kingdom, Australia, New Zealand and Singapore.

RISK FACTORS

Investing in the Common Shares is speculative and involves a high degree of risk. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein or therein, each of which could cause purchasers of Offered Shares to lose part or all of their investment. Before deciding to invest in the Offered Shares, investors should carefully consider the risk factors set out below, in addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein.

In addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under “Risk Factors” in the AIF and the Company’s annual and interim management’s discussion and analysis for the year ended December 31, 2023 and the nine months ended September 30, 2024 (as well as any future such documents incorporated by reference herein) in evaluating the Company and its business before making an investment in the Offered Shares.

Risks relating to the Offering

Shareholders’ interest may be diluted in the future

The Company requires additional funds for exploration and advancement programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in ownership of the Company’s assets.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair Seabridge’s ability to raise capital through the sale of additional equity securities. Seabridge cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares or by hedging or arbitrage trading activity which the Company expects to occur involving the Common Shares.

The Company has broad discretion in the use of the net proceeds from the Offering and may use them in ways other than as described herein

The Company has discretion concerning the application of net proceeds received by the Company under the Offering, and securityholders may not agree with the manner in which the Company elects to allocate and spend such proceeds. The results and effectiveness of the application of these funds is uncertain. The failure by the Company to apply such proceeds effectively could have a material adverse effect on the business of the Company. Management of the Company will have discretion with respect to the use of the net proceeds and investors will be relying on the judgment of management regarding the application of these proceeds. Prospective investors will not have the opportunity, as part of their investment in the Common Shares, to influence the manner in which the net proceeds are used. Because of the number and variability of factors that will determine the Company’s use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spend the proceeds from the Offering.

Risks relating to the Company

The Company has a history of net losses and negative cash flows from operations and expects losses and negative cash flows from operations to continue for the foreseeable future.

The Company has a history of net losses and negative cash flows from operations and the Company expects to incur net losses and negative cash flows from operations for the foreseeable future. As of December 31, 2023, the Company’s deficit totaled approximately $187 million. None of the Company’s properties has advanced to the production stage and the Company has no history of earnings or positive cash flow from operations.

The Company expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Company is able to offset its expenses against the sale of one or more of its projects, if applicable. The development of the Company’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures in any year on any project will depend on a number of factors, including the availability of financing to fund expenditures, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Company’s control. Therefore the level of expenditures to be incurred in any year may differ significantly from the level of expenditures in the previous year. There is no assurance that the Company will be profitable in the future.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations, cash flows or prevent fraud.

We are subject to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Section 404 of the Sarbanes-Oxley Act (collectively the “ICOFR Requirements”) requiring that effective internal controls for financial reporting and disclosure controls and procedures be maintained. We are required to furnish a report by management on, among other things, the effectiveness of internal control over financial reporting. This report will include disclosure of any material weaknesses identified by management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Any testing by us conducted in connection with the ICOFR Requirements, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. In addition, undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also undermine investor confidence in the accuracy and completeness of our financial reports and adversely impact our share price and future access to the capital markets.

If high US tariffs are imposed on Canadian products and the products of other countries and Canada and the other countries retaliate with import tariffs on US products, the consequences on the capital markets and global supply chains could adversely impact the Company’s ability to raise funds and source the supplies the Company relies on to perform its planned work programs or, if available, the cost of such supplies could soar, impairing the Company’s ability to complete work programs.

On February 1, 2025, the President of the United States of America announced the imposition of a 25% tariff on all Canadian exports to the US, except for energy resources which are subject to a 10% tariff. He also announced the imposition of tariffs on Mexico and China and has made comments expressing the possibility of imposing tariffs on other countries. The Canadian federal government then promptly announced the imposition of a 25% tariff on a list of US exports to Canada and Mexico and China announced retaliatory tariffs as well. On February 3, 2025 the US President announced a pause on the imposition of the US tariffs on Canadian and Mexican goods for a 30-day period and the Canadian government then withdrew its tariffs. The eventuality, timing and rates of potential US tariffs, and the countries on which they are levied are difficult to predict at this time. However, US tariffs are likely to be met with retaliatory tariffs and a multi-country trade war against the US could develop. The Company does not export products to the US and would not be directly impacted by the imposition of new tariffs on goods imported into the US. However, the economic impact of tariffs or a broader trade war on the Canadian economy, the US economy and the global economy could negatively impact capital markets and the Company’s ability to raise funds to undertake its work programs. A Canada-US or a broader trade war has the potential to adversely impact global supply chains and make supplies required by the Company for exploration programs or early construction work at the KSM Project harder to obtain or unavailable. Canadian tariffs or scarcity in the global supply chain would likely increase the cost of supplies required by the Company that are available, which could impair the Company’s ability to undertake all of the work it plans to perform. The Company has some flexibility to adjust the timing, scale of, or even cancel, many of its work programs in response to increasing costs or unavailability of supplies. The indirect effects of tariffs imposed by the US or by both countries are difficult to assess, but the potential for tariffs represents a risk to the Company’s ability to fulfill some of its key objectives.

CONSOLIDATED CAPITALIZATION

Since the date of the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2024 which are incorporated by reference in this Prospectus Supplement, there have been no material changes to the share and loan capital of the Company on a consolidated basis, except for the issuance of securities set forth under “Prior Sales”.

Upon completion of the Offering and the Placement, it is anticipated that total equity capitalization will increase by approximately US$96,300,400 being the aggregate proceeds US$100,205,000, less commissions of US$3,204,600 and estimated total offering expenses of approximately US$700,000. Additionally, an aggregate of 8,180,000 Common Shares will be issued at a price of US$12.25 per Common Share pursuant to the Offering and the Placement.

USE OF PROCEEDS

The net proceeds of the Offering (assuming no exercise of the Over-Allotment Option) and the Placement, after payment of the Underwriters' Fee of approximately US$3,204,600 and expenses of the Offering and the Placement of approximately US$700,000, will be approximately US$96,300,400. If the Over-Allotment Option is exercised in full, net proceeds of the Offering and the Placement, after payment of the Underwriters' Fee of approximately US$3,685,290 and expenses of the Offering and the Placement estimated to be US$700,000, will be approximately US$107,836,960.

The net proceeds of the Offering (assuming no exercise of the Over-Allotment Option) and the Placement will be used by the Company as follows:

Use of Proceeds (US$)

KSM Project:

● BC Hydro Payments for Switching Station	US$	27,300,000
● Field Data Collection Program for feasibility study	US$	31,500,000
● Value-add Engineering to Support feasibility study	US$	7,000,000	US$	65,800,000
Other early-works at KSM and General Corporate Purposes			US$	30,500,400
Total			US$	96,300,400

The Company’s business objectives to be achieved through the above-noted uses of proceeds of the Offering and the Placement are as follows, each of which is intended to be advanced during the Company’s 2025 work program and with the respective anticipated costs set out above:

(a)	by making the necessary payments to BC Hydro under its agreement with the Company, fund the continued construction of the Treaty Creek switching station (the connection point of the KSM power lines to British Columbia’s Northwest Transmission Line) and advance development of the project’s electrical infrastructure;

(b)	shorten the lead time to commence preparation of a feasibility study on the KSM project by conducting a field data collection program and completing early, value-add engineering work at KSM which the Company anticipates will be required in such a study; and

(c)	engage in other early-works at the KSM project to advance site access and reduce construction execution risk and critical path timelines associated with mine construction should a construction decision be made at KSM in the future.

If the Over-Allotment Option is exercised in full, the Company will use the additional net proceeds raised under the Offering of approximately US$ 11,536,560 for general working capital purposes.

The occurrence of unforeseen events or changed business conditions, however, could result in the application of the net proceeds from the Offering in a manner other than as described in this Prospectus Supplement. As a result, management of the Company will retain broad discretion over the allocation of the net proceeds from the Offering. See “Risk Factors”.

The Company has a history of net losses and negative cash flows from operations and the Company expects to incur net losses and negative cash flows from operations for the foreseeable future. None of the Company’s properties has advanced to the production stage and the Company has no history of earnings or positive cash flow from operations. See “Risk Factors – Risks Relating to the Company”.

PLAN OF DISTRIBUTION

Under the terms of the Underwriting Agreement between the Company and the Underwriters, the Company has agreed to sell, and the Underwriters have severally (and not jointly, nor jointly and severally) agreed to purchase from the Company on a bought deal basis, on the Closing Date, subject to the terms and conditions contained in the Underwriting Agreement, 6,540,000 Offered Shares at the Offering Price, payable in cash to the Company against delivery of the Offered Shares. The Offering Price was determined by arm’s length negotiation between the Company and the Co-Lead Underwriters on behalf of the Underwriters with reference to the prevailing market price of the Common Shares on the TSX and the NYSE.

The Company has granted the Underwriters the Over-Allotment Option to buy up to 981,000 additional Offered Shares. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the Offering, or for market stabilization purposes. The Underwriters have 30 days from the Closing Date to exercise the Over-Allotment Option. If the Underwriters exercise this option, they will each purchase the additional Offered Shares issuable pursuant to the Over-Allotment Option approximately in proportion to the amounts specified in the table above. Under applicable securities laws, this Prospectus Supplement and the accompanying Prospectus also qualify for distribution the Over-Allotment Option and the Offered Shares issued pursuant to exercise of the Over-Allotment Option.

The obligations of the Underwriters are several, not joint, nor joint and several, and may be terminated at their discretion on the basis of “disaster out”, “material change out” or “regulatory out”, or may also be terminated upon the occurrence of certain stated events. The Underwriting Agreement may also be terminated by the Underwriters if the Placement is not in a position to be completed on or before 8:30 a.m. (Toronto time) on the date that is one business day following the delivery of the Placement Notice (as defined herein). The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

The Offered Shares sold by the Underwriters to the public will initially be offered at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price specified on the cover page, the Underwriters may change the Offering Price to an amount not greater than the Offering Price set forth on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. Any such decrease will not affect the proceeds to be received by the Company.

The Offered Shares are offered subject to a number of conditions set forth in the Underwriting Agreement, including, but are not limited to:

●	receipt and acceptance of the Offered Shares by the Underwriters;

●	approval of legal matters by their counsel, including the validity of the Offered Shares;

●	receipt of written notice from the Company to the Co-Lead Underwriters no later than 4:00 p.m. (Toronto time) on the date that is one business day following the initial Closing Date that all conditions to the Placement, other than the closing of the Offering and the payment of the subscription price in respect of the Placement, have been satisfied or waived (the “Placement Notice”);

●	confirmation of the concurrent closing of the Placement; and

●	other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of auditor comfort, officers’ certificates and legal opinions.

Subscriptions will be reserved subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Company will arrange for an electronic non-certificated instant deposit of the Offered Shares to or for the account of the Underwriters with CDS or its nominee on the Closing Date, against payment of the aggregate purchase price for the Offered Shares. A purchaser of Offered Shares may receive only a customer confirmation from the registered dealer, which is a CDS participant, and from or through which Offered Shares are purchased. In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement and the accompanying Prospectus electronically.

The Offering is being made concurrently in the provinces of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and in the Yukon, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers and sales of Offered Shares outside of Canada and the United States will be made in accordance with applicable laws in such jurisdictions.

The Co-Lead Underwriters may sell Offered Shares in the United States through their U.S. affiliates, RBC Capital Markets, LLC and Cantor Fitzgerald & Co., respectively, each of which is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States or other jurisdictions outside of Canada and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Subject to applicable law, the Underwriters may offer to sell the Offered Shares outside of Canada and the United States.

B. Riley Securities, Inc. is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, they will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Common Shares in Canada.

The Company has applied to list the Common Shares offered hereby on the TSX and the NYSE. Listing will be subject to the Company fulfilling all of the customary listing requirements of the TSX and the NYSE.

The Company has agreed in the Underwriting Agreement that the Company will not, without the prior written consent of the Co-Lead Underwriters (not to be unreasonably withheld) on behalf of the Underwriters, directly or indirectly, during the period ending 90 days after the closing of the Offering (a) create, allot, authorize, offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares, rights to purchase Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in (a) or (b) above is to be settled by delivery of Common Shares or other securities or interests, in cash or otherwise, or agree to or announce the intention to do any of the foregoing, other than, in each case: (i) for purposes of director, officer, employee or consultant incentive plans in effect as of the date of the Underwriting Agreement and which is disclosed in any of the Prospectus, Prospectus Supplement or any document incorporated by reference therein, (ii) in connection with the Company’s long term incentive plan in effect as of the date of the Underwriting Agreement and which is disclosed in any of the Prospectus, Prospectus Supplement or any document incorporated by reference therein, (iii) to satisfy existing instruments issued at the date of the Underwriting Agreement, or (iv) in connection with the Placement.

The Company has agreed in the Underwriting Agreement that the Company will use its commercially reasonable efforts to cause each of the Company’s directors and officers to undertake, in writing, not to offer, sell, agree to sell, transfer, pledge, assign, enter into any swap transactions or otherwise dispose of any equity securities of the Company owned, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company owned, directly or indirectly by such directors and executive officers, or publicly announce an intention to do any of the foregoing, for a period of 90 days after the Closing Date, subject to the customary exceptions, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld.

Commissions

Offered Shares sold by the Underwriters to the public will be offered at the Offering Price set forth on the cover of this Prospectus Supplement. Upon execution of the Underwriting Agreement, the Underwriters will be obligated to purchase the Offered Shares subject to the conditions stated therein, at the prices and upon the terms stated therein.

The Company estimates that the total expenses of the Offering payable by the Company, not including the Underwriters’ Fees, will be approximately US$700,000, which includes approximately US$325,000 of reimbursable expenses paid to the Underwriters. The following table shows the per Offered Share and total Underwriters’ Fees the Company will pay to the Underwriters, assuming both no exercise and full exercise of the Over-Allotment Option.

	Over-Allotment Option not exercised		Over-Allotment Option fully exercised
Per Offered Share	US$	0.49	US$	0.49
Total	US$	3,204,600	US$	3,685,290

Indemnification and Contribution

Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriters, Cantor Fitzgerald & Co., RBC Capital Markets, LLC and each of their respective affiliates and each of their respective directors, officers, partners, agents, employees any person controlling the Underwriters, Cantor Fitzgerald & Co., RBC Capital Markets, LLC or any of their affiliates, and shareholders against certain liabilities, including liabilities under applicable Canadian and U.S. securities legislation, and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof.

Price Stabilization

Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Offered Shares are terminated, bid for or purchase Offered Shares. The foregoing restrictions are subject to certain exceptions including: (a) a bid for or purchase of Offered Shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities where the bid for or purchase of the Offered Shares is for the purpose of maintaining a fair and orderly market in the Offered Shares, subject to price limitations applicable to such bids or purchases. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot Offered Shares and may effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which otherwise might prevail on the open market including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include making short sales of the Offered Shares, which involve the sale by the Underwriters of a greater number of Offered Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriters may create a naked short position if they are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase Offered Shares in the Offering.

The Underwriters must close out any naked short position by purchasing Common Shares in the open market. The Underwriters may close out any covered short position with the Offered Shares acquired on exercise of the Over-Allotment Option or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared to the price at which they purchased Offered Shares through the Over-Allotment Option.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter is required to pay to the Underwriters a portion of the Underwriting Commission received by it because the syndicate has repurchased Offered Shares sold by or for the account of that Underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the Offered Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, on the NYSE, in the over-the-counter market or otherwise.

Affiliations

Some of the Underwriters and/or their affiliates have in the past engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company for which they have received, and would expect to receive, customary fees and commissions. For example, RBC Capital Markets, LLC and its affiliates provide various financial advisory services to the Company. Additionally, Cantor Fitzgerald & Co., RBC Capital Markets, LLC, CFCC and RBC are sales agents under our Controlled Equity OfferingSM Sales Agreement, dated January 24, 2025, pursuant to which we may offer and sell our common shares from time to time through the sales agents.

Copies of this Prospectus Supplement and the accompanying Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters.

Notice to Investors

Australia

This Prospectus Supplement:

●	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

●	has not been, and will not be, lodged with the Australian Securities & Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The Offered Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Offered Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Offered Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Offered Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Offered Shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Offered Shares you undertake to us that you will not, for a period of 12 months from the date of sale of the Offered Shares, offer, transfer, assign or otherwise alienate those Offered Shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

China

This Prospectus Supplement will not be circulated or distributed in the People’s Republic of China (“PRC”) and the Offered Shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this Prospectus Supplement nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

European Economic Area

In relation to each member state of the European Economic Area (each a “Relevant State”), no Common Shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the relevant competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined herein), except that offers of Common Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of Common Shares shall require the Corporation or the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to, and with each of the Underwriters and the Corporation that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any Common Shares being offered to a financial intermediary, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a member state to qualified investors as so defined, or in circumstances in which the prior consent of the Underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any Common Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

The Corporation has not authorized and does not authorize the making of any offer of Common Shares through any financial intermediary on its behalf, other than offers made by the Underwriters with a view to the final placement of the Common Shares as contemplated in this Prospectus Supplement. Accordingly, no purchaser of the Common Shares, other than the Underwriters, is authorized to make any further offer of the Common Shares on behalf of the sellers or the Underwriters.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities offered in this Prospectus Supplement have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Subordinate Voting Shares have nor any interest therein may be offered or sold, directly or indirectly, in Japan or to or for the benefit of any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

●	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

●	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

●	securities of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

o	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such securities of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

o	where no consideration is or will be given for the transfer;

o	where the transfer is by operation of law;

o	as specified in Section 276(7) of the SFA; or

o	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Offered Shares, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Offered Shares are “prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Offered Shares. The Offered Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the Offered Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Offered Shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Offered Shares may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

No Offered Shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Offered Shares that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of Common Shares may be made to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets 2000 Act (as amended, the “FSMA”), provided that no such offer of Offered Shares shall require the Corporation or the Underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the case of any Offered Shares being offered to a financial intermediary, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in the United Kingdom to “qualified investors” as so defined, or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression of an “offer to the public” in relation to any Offered Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Offered Shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this Prospectus Supplement is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the FPO (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this Prospectus Supplement or use it as the basis for taking any action. In the United Kingdom, any investment or investment activity that this Prospectus Supplement relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus Supplement or any of its contents.

Each Underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares, issuable in series, of which at February 13, 2025, 92,039,669 Common Shares were issued and outstanding and no preferred shares were issued and outstanding.

The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

The directors of the Company are authorized to create series of preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common Shares to the property and assets of the Company in the event of liquidation, dissolution or winding-up of the Company.

PRIOR SALES

Common Shares

During the 12-month period before the date of this Prospectus Supplement, the Company issued the following Common Shares:

DATE OF ISSUE	TYPE OF SECURITY	NUMBER OF SECURITIES	ISSUE OR EXERCISE PRICE PER SECURITY	NATURE OF ISSUE
March 8, 2024	Common Shares	5,000	N/A	Conversion of Restricted Share Units
April 1, 2024	Common Shares	289,233	$17.05	Interest paid in shares
April 4, 2024	Common Shares	25,000	$17.72	Exercise of Stock Options
June 5, 2024	Common Shares	575,000	$31.256	Private placement of British Columbia critical mineral exploration flow-through Common Shares
June 24, 2024	Common Shares	5,000	N/A	Royalty purchase
June 26, 2024	Common Shares	25,000	$17.72	Exercise of Stock Options
June 27, 2024	Common Shares	266,558	$18.77	Interest paid in shares
July 4, 2024	Common Shares	5,000	N/A	Conversion of Restricted Share Units
July 29, 2024	Common Shares	58,067	N/A	Conversion of Restricted Share Units
September 27, 2024	Common Shares	220,728	$22.60	Interest paid in shares
October 22, 2024	Common Shares	80,500	$31.08	Private placement of Canadian federal flow-through Common Shares
December 11, 2024	Common Shares	13,154	N/A	Conversion of Restricted Share Units
December 12, 2024	Common Shares	12,351	N/A	Conversion of Restricted Share Units
December 23, 2024	Common Shares	195,500	$25.67	Private placement of Canadian federal flow-through Common Shares
December 27, 2024	Common Shares	324,884	$15.70	Interest paid in shares
January 1, 2024 to Present	Common Shares	3,772,609 (1)	$15.12	At-The-Market Distributions(1)

(1)	During the period from January 1, 2024 to January 31, 2025, the Company issued 3,772,609 Common Shares, at an average selling price of $15.12 per share, for net proceeds of $57,033,380 million under the Company’s At-The-Market offering.

Stock Options

The Company has no stock options outstanding and has terminated its Stock Option Plan.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

During the 12-month period before the date of this Prospectus Supplement, the Company granted a total of 370,920 RSUs and DSUs with varying terms and vesting criteria as follows:

(a)	272,420 RSUs were granted to executive employees that will vest based on the following timetable:

(i)	one third of RSU grant to vest on positive construction decision at KSM;

(ii)	one third of RSU grant to vest provided that on December 31, 2026 the Company’s share price has outperformed the S&P/TSX Global Gold Index by greater than 10% over the previous 12 month period; and

(iii)	one third of RSU grant to vest on December 8, 2027 provided the individual is still an employee of the Company.

(b)	44,000 RUS were granted to non-executive employees that are subject to 3-year vesting, with one third of each grant vesting on each anniversary of the grant.

(c)	54,400 DSUs were granted to members of the Board.

Also, during the 12-month period before the date of this Prospectus Supplement, 79,707 RSUs expired.

As of the date hereof, there are 782,801 RSUs and 54,500 DSUs outstanding.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “SEA” and the NYSE under the symbol “SA”. The following table sets forth, for the 12-month period prior to the date of this Prospectus Supplement, details of the trading prices and volume on a monthly basis of the Common Shares on the TSX and NYSE, respectively:

	Toronto Stock Exchange			NYSE
Period	Volume	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)
2024
February	970,861	15.99	12.62	2,757,969	11.83	9.31
March	1,057,476	20.65	15.35	2,789,634	15.25	11.26
April	2,300,675	23.00	19.39	3,442,211	16.71	14.10
May	1,747,445	22.14	19.43	3,234,514	16.25	14.26
June	1,115,650	21.65	18.53	1,885,618	15.93	13.55
July	1,164,569	23.48	18.28	2,340,246	16.98	13.32
August	1,552,908	25.82	20.62	2,526,828	18.98	14.70
September	1,441,483	24.42	21.62	1,753,328	18.01	15.93
October	1,946,460	28.39	22.31	2,241,974	20.55	16.33
November	2,005,065	24.55	19.44	2,988,317	17.58	13.81
December	2,049,503	20.40	15.66	2,512,650	14.50	10.89
2025
January	1,035,543	16.18	13.75	2,399,087	12.12	10.18
February 1 to 12	536,395	19.30	17.84	1,074,009	13.53	12.20

On February 13, 2025, the last trading day of the Common Shares prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$18.94 and on the NYSE was US$13.33

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition of Common Shares pursuant to the Offering and the ownership and disposition of the Common Shares. This summary applies only to U.S. Holders who hold Common Shares as capital assets (generally, property held for investment) and who acquire Common Shares at their original issuance pursuant to the Offering and does not apply to any subsequent U.S. Holder of a Common Share.

This summary is for general information purposes only. It is not a complete analysis or description of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership, or disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership, or disposition of Common Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada- U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

●	An individual who is a citizen or resident of the United States;

●	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	A trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the acquisition, ownership, or disposition of Common Shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the Common Shares pursuant to the Offering and the acquisition, ownership, or disposition of Common Shares.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the Offered Shares (whether or not any such transactions are undertaken in connection with the purchase of the Offered Shares), other than the U.S. federal income tax considerations to U.S. Holders of the acquisition of Offered Shares and the ownership and disposition of such Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership, or disposition of Common Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; and (i) U.S. Holders subject to Section 451(b) of the Code. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the United States; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership, or disposition of the Common Shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of Common Shares.

Ownership and Disposition of Common Shares

Distributions on Common Shares

As stated above, the Company has never paid a dividend and has no intention of paying a dividend. Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. Each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will be reported to them as a dividend. Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations.

If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or another qualifying income tax treaty with the United States that includes an exchange of information program that the U.S. Treasury Department has determined is satisfactory for these purposes, or its shares are readily tradable on an established securities market in the United States, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex; each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Such capital gain or loss will generally be a long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the Common Shares is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in Common Shares generally will be such U.S. Holder’s U.S. dollar cost for such Common Shares.

PFIC Status of the Company

Because the Company is not producing revenue from its mining operations, the Company believes that it may have been classified as a PFIC for its taxable years ended December 31, 2023 and 2024. If the Company is or becomes a PFIC, the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares will be different from the foregoing description. The U.S. federal income tax consequences of acquiring, owning and disposing of Common Shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from active investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions and the excess gains over losses from the disposition of certain assets that produce passive income. If a non-U.S. company owns at least 25% (by value) of the stock of another company or partnership, the non-U.S. company is treated, for the purposes of the income test and asset test, as owning its proportionate share of the assets of the other company or partnership and as receiving directly its proportionate share of the other company’s or partnership’s income.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any corporation that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s Common Shares are made.

As stated above, the Company believes that it may have been classified as a PFIC for its most recent taxable year. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds Common Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such Common Shares. If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares will not be treated as shares of a PFIC unless the Company subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

Under the default PFIC rules:

●	Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years, or the U.S. Holder’s holding period for the Common Shares) received on Common Shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the Common Shares;

●	The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

●	The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

●	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the default PFIC rules described above with respect to Common Shares.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the Common Shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of Common Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. The Company generally provides this statement annually on its website. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of Common Shares may (under certain circumstances) be entitled to receive either a deduction or a credit for such Canadian income tax paid, generally at the election of such U.S. Holder. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a non-U.S. company should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. company by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a cash-basis U.S. Holder in connection with the ownership of Common Shares, or on the sale or other taxable disposition of Common Shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our Common Shares.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. company. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Common Shares are held in an account at certain financial institutions. In addition, a U.S. Holder that makes transfers in a 12-month period in excess of certain thresholds to a foreign entity (such as the Company) may be required to file IRS Form 926 with the transferor’s U.S. federal income tax return for the year of the transfer. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 and IRS Form 926, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Common Shares, and (b) proceeds arising from the sale or other taxable disposition of Common Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax.

Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder generally applicable to a holder who acquires the beneficial ownership of Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and the Underwriters, (ii) is not affiliated with the Company or the Underwriters, and (iii) acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (i) that is a “financial institution” for the purposes of the “mark-to-market property” rules as defined in the Tax Act, (ii) that is a “specified financial institution” or “restricted financial institution” both as defined in the Tax Act, (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iv) that has made an election to report its Canadian tax results in a currency other than the Canadian currency, (v) that has entered or will enter into, with respect to Offered Shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, (vi) that is a “foreign affiliate” as defined in the Tax Act of a taxpayer resident in Canada, (vii) that is exempt from tax under Part I of the Tax Act, (viii) that is a partnership, (ix) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act, or (x) that is a corporation resident in Canada (for the purpose of the Tax Act) or a corporation that does not deal at arm’s length (for purposes of the Tax Act) with a corporation resident in Canada and that is, or becomes as a part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or a group of non-resident persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) that do not deal with each other at arm’s length for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Any such Holder should consult its own tax advisor with respect to an investment in the Offered Shares under the Offering.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and an understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (“CRA”) published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial decision or action, nor does it take into account other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary does not address the deductibility of interest by a Holder who borrows money or otherwise incurs debt in connection with the acquisition of the Offered Shares.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or prospective Holder of Offered Shares, and no representations with respect to the income tax consequences to any Holder or prospective Holder are made. Consequently, Holders and prospective Holders of Offered Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Offered Shares pursuant to this Offering, having regard to their particular circumstances.

Currency Conversion

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares generally must be converted into Canadian dollars, including dividends, adjusted cost base and proceeds of disposition, using the single daily exchange rate as quoted by the Bank of Canada for the relevant day, or such other rate of exchange that is acceptable to the CRA.

Holders Resident in Canada

The following discussion applies to a Holder who, at all relevant times, for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Canadian Holder”). Certain Canadian Holders who might not otherwise be considered to hold their Offered Shares as capital property may, in certain circumstances, be entitled to have the Offered Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and each subsequent taxation year, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Canadian Holders of Offered Shares should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Dividends

Dividends received or deemed to be received on Offered Shares held by a Canadian Holder will be included in computing the Canadian Holder’s income for the purposes of the Tax Act. Such dividends received by a Canadian Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends.”

Taxable dividends received by a Canadian Holder who is an individual (other than certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the Tax Act. Canadian Holders who are individuals should consult their own tax advisors in this regard.

A Canadian Holder that is a corporation will include dividends received or deemed to be received on the Offered Shares in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian Holder that is a corporation as proceeds of disposition or a capital gain. Canadian Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Canadian Holder that is a “private corporation” (as defined in the Tax Act) or “subject corporation” (as defined in subsection 186(3) of the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing the Canadian Holder’s taxable income.

Disposition of Offered Shares

A disposition or a deemed disposition of an Offered Share by a Canadian Holder (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally result in the Canadian Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Offered Share exceed (or are less than) the aggregate of the adjusted cost base to the Canadian Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Subject to the Capital Gains Proposed Amendments (as defined below), generally, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year must be included in the Canadian Holder’s income for the year and one-half of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year generally must be deducted from taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Certain Proposed Amendments related to the capital gains inclusion rate contained in a Notice of Ways and Means Motion tabled September 23, 2024 (the “Capital Gains Proposed Amendments”) would have increased a Canadian Holder’s capital gains inclusion rate effective for dispositions after June 24, 2024 from one-half to two-thirds. The Capital Gains Proposed Amendments provide that the one-half inclusion rate for capital gains would effectively continue to apply to individuals (other than most types of trusts) up to a maximum of $250,000 of net capital gains realized (or deemed to be realized) by a Canadian Holder per year, and the portion of capital gains realized after June 24, 2024 by individuals in excess of the annual $250,000 threshold would have been subject to a two-thirds inclusion rate. The Capital Gains Proposed Amendments also contemplate certain transitional rules and adjustments of carried forward or carried back allowable capital losses to account for changes in the relevant inclusion rates. The Capital Gains Proposed Amendments are complex and their application to a particular Canadian Holder will depend on the particular circumstances. On January 31, 2025, the Department of Finance (Canada) announced that the implementation of the change to the capital gains inclusion rate under the Capital Gains Proposed Amendments would be deferred until January 1, 2026. The Capital Gains Proposed Amendments must still be introduced in Parliament and enacted into law. As of the date hereof, it is uncertain if they will be enacted as currently proposed, or at all. Canadian Holders should consult their own tax advisors with respect to the Capital Gains Proposed Amendments.

The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition of an Offered Share may be reduced by the amount of dividends received or deemed to be received by it on such Offered Share (or on a share for which the Offered Share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly or indirectly, through a partnership or a trust. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by a Canadian Holder who is an individual (other than certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the Tax Act. Canadian Holders who are individuals should consult their own tax advisors in this regard.

Refundable Tax

A Canadian Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in a relevant taxation year, a “substantive CCPC” (as defined in the Tax Act) also may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include certain amounts in respect of taxable capital gains and certain dividends. Such Canadian Holders should consult their own tax advisors in this regard.

Holders Not Resident in Canada

The following discussion applies to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, (i) is neither resident nor deemed to be resident in Canada, and (ii) does not, and is not deemed to, use or hold the Offered Shares, in carrying on a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

Dividends

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Holder’s Offered Shares will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-US Tax Convention (1980) and who is entitled to the benefits of that treaty, the rate of withholding will generally be reduced to 15%.

Dispositions of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Non-Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Offered Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such share to the Non-Resident Holder.

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses realized on such a disposition be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act at the time of disposition, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NYSE and TSX), at the time of disposition, the Offered Shares will generally not constitute “taxable Canadian property” of a Non-Resident Holder unless at any time during the 60-month period immediately preceding the disposition, (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest, directly or indirectly, through one or more partnerships, or the Non-Resident Holder together with all such persons and partnerships, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Offered Shares may also be deemed to be “taxable Canadian property” pursuant to the Tax Act in certain circumstances.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

ELIGIBILITY FOR INVESTMENT

In the opinion of Thorsteinssons LLP, special Canadian tax counsel to the Company, based on the current provisions of the Tax Act and the regulations thereunder, provided the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and the NYSE) at a particular time or the Company otherwise qualifies as a “public corporation” for the purposes of the Tax Act at the particular time, the Offered Shares will, at such particular time, be “qualified investments” under the Tax Act for a trust governed by a “registered retirement savings plan”, a “registered retirement income fund”, a “first home savings account”, a “registered education savings plan”, a “registered disability savings plan”, or a “tax-free savings account” (collectively, “Registered Plans”) or a “deferred profit sharing plan” (“DPSP”) (as those terms are defined in the Tax Act).

Notwithstanding the foregoing, if Offered Shares are a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the holder, subscriber or annuitant of the Registered Plan (as the case may be) (the “Controlling Individual”) will be subject to a penalty tax under the Tax Act. The Offered Shares generally will not be a “prohibited investment” for a Registered Plan if the Controlling Individual: (i) deals at arm’s length with the Company for purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined for purposes of the prohibited investment rules in the Tax Act) in the Company. In addition, the Offered Shares will not be a “prohibited investment”, if such securities are “excluded property”, as defined in the Tax Act for purposes of the prohibited investment rules, for a Registered Plan. Prospective purchasers that intend to hold Offered Shares in a Registered Plan should consult their own tax advisors with respect to their individual circumstances.

LEGAL MATTERS

Certain legal matters related to the Common Shares offered pursuant to this Prospectus Supplement will be passed upon on behalf of the Company by DuMoulin Black LLP with respect to Canadian legal matters other than tax-related matters, by Thorsteinssons LLP with respect to Canadian tax-related matters, and by Carter Ledyard & Milburn LLP with respect to United States legal matters, and on behalf of the Underwriters by Bennett Jones LLP with respect to Canadian legal matters, and by Cooley LLP, New York, New York, with respect to United States legal matters.

At the date of this Prospectus Supplement, the partners and associates of each of DuMoulin Black LLP, Carter Ledyard & Milburn LLP, Thorsteinssons LLP, Bennett Jones LLP and Cooley LLP, respectively, beneficially own less than 1% of the Company’s outstanding securities.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are KPMG LLP, Chartered Professional Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, Canada. KPMG LLP has reported that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent accountants under all relevant US professional and regulatory standards.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

INTEREST OF EXPERTS

In respect of the persons who have been named in the Prospectus as having prepared or participated in preparing reports relating to the Company’s KSM Project referred to in the Prospectus, please refer to the disclosure under the heading “Interests of Experts” in the AIF which the Company confirms is correct as at the date of this Prospectus Supplement.

Neither Thorsteinssons LLP, Canadian tax counsel to the Company, nor any of its “designated professionals” (as defined in Form 51-102F2 Annual Information Form) holds, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. To the Company’s knowledge, as at the date hereof, (a) the aforementioned persons beneficially own, directly or indirectly, in total, less than one percent of the securities of the Company; and (b) none of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Some of the directors and officers of the Company and some of the experts named under “Interests of Experts” in the Prospectus are resident outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons or Companies” in the Prospectus.

The Company is governed by the laws of Canada and its principal place of business is outside the United States. Certain of the directors and officers of the Company and the experts named under “Interests of Experts” in the Prospectus are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

ADDITIONAL INFORMATION

The Company has filed with the SEC the Registration Statement relating to the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information.

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that we file with the securities commissions and authorities of the provinces of Canada through SEDAR+ at www.sedarplus.ca and any document we file with, or furnish to, the SEC at www.sec.gov.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Seabridge Gold Inc., at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically at www.sedarplus.ca and www.sec.gov/edgar.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	January 17, 2025

SEABRIDGE GOLD INC.

US$750 Million

COMMON SHARES

WARRANTS

UNITS

SUBSCRIPTION RECEIPTS

DEBT SECURITIES

Seabridge Gold Inc. (the “Company” or “Seabridge”) may offer for sale hereunder and issue, from time to time, in one or more series or issuances, (i) common shares in the capital of the Company (“Common Shares”), (ii) warrants to purchase Common Shares (“Warrants”), (iii) units comprising Common Shares and Warrants (“Units”), (iv) subscription receipts exercisable for Common Shares, Warrants or Units (“Subscription Receipts”), and (v) debt securities (“Debt Securities”, and together with the Common Shares, Warrants, Units and Subscription Receipts, the “Securities”) of the Company, with the total gross proceeds not to exceed US$750 million during the 25 month period that this short form base shelf prospectus (this “Prospectus”), including any amendments hereto, remains effective. The Securities may be offered hereunder in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (“Prospectus Supplement”).

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the number of Securities offered, the offering price and any other specific terms.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required under applicable securities laws except in cases where an exemption from such delivery is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus, when made final, will be effective for a period of 25 months and will replace our final short form base shelf prospectus dated December 23, 2022 (the “2022 Prospectus”). Once a final receipt is obtained for this Prospectus from the securities regulatory authorities, no further offerings will be conducted under the 2022 Prospectus.

An investment in the Securities involves a high degree of risk. You should carefully read the “Risk Factors” section in this Prospectus, including any “Risk Factors” incorporated by reference herein.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, (“IFRS”) and may not be comparable to financial statements of United States companies. Such annual financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition and disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective investors should read the tax discussion contained in any applicable Prospectus Supplement with respect to a particular offering of the securities. See “Certain Income Tax Considerations” in this Prospectus.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States. See “Enforceability of Civil Liabilities.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SEC OR THE COMMISSIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. Seabridge may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities, if any, and will set forth the terms of the offering of the Securities, the method of distribution of Securities, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents, if any, and any other material terms of the plan of distribution.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (“TSX”) or the New York Stock Exchange (“NYSE”) or other existing trading markets for the Securities, which prices may vary as between purchasers and during the period of distribution of the Securities, as set forth in an accompanying Prospectus Supplement. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in the Securities.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

In connection with any offering of Securities, except for an “at-the-market distribution” under this Prospectus or as set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Company’s head office is at 106 Front Street East, Suite 400, Toronto, Ontario, Canada, M5A 1E1 and its registered office is at 1111 West Hastings Street, 15th Floor, Vancouver, BC V6E 2J3.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus or any Prospectus Supplement. Seabridge has not authorized anyone to provide you with different information. Seabridge is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that the information contained in this Prospectus and any Prospectus Supplement is accurate as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document. Such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company may offer. Each time the Company sells securities under this Prospectus, it will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering to the extent required under applicable securities laws except in cases where an exemption from such delivery is available. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference”.

This Prospectus is part of a registration statement on Form F-10 relating to the Securities that the Company filed with the United States Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. If you are a U.S. resident or are otherwise subject to United States securities laws, you should refer to the registration statement and the exhibits to the registration statement for further information.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Seabridge” or the “Company” includes Seabridge Gold Inc. and each of its subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS ABOUT MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this Prospectus and the documents incorporated by reference herein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement, are presented in Canadian dollars. Unless stated otherwise or the context otherwise requires, in this Prospectus and any Prospectus Supplement, references to “CDN$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. See “Currency Presentation and Exchange Rate Information”.

The annual financial statements incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement, have been prepared in accordance with IFRS, and the interim financial statements, incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. IFRS differs in some material respects from U.S. GAAP and so these financial statements may not be comparable to the financial statements of U.S. companies that report in accordance with U.S. GAAP. As a result, certain financial information included or incorporated in the Prospectus may not be comparable to financial information prepared by companies in the U.S.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and any Prospectus Supplement, and the documents incorporated by reference into this Prospectus and any Prospectus Supplement, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Company’s projects, business approach and plans, including production, capital, operating and cash flow estimates, business transactions such as the potential sale or joint venture of the Company’s KSM Project and Courageous Lake Project (each as defined herein) and the acquisition or disposition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and advancement activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project, Iskut Project, Snowstorm Project, 3 Aces Project and Courageous Lake Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral resource and reserve estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed and, in the case of reserves, the economics of a proposed mining operation.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Prospectus and any Prospectus Supplement the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; (4) estimated mineral resources and reserves at the Company’s projects have merit and there is continuity of mineralization as reflected in such estimates; and (5) the Company will receive and maintain all required regulatory approvals required in respect of its projects and this Prospectus.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	the Company’s history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

●	risks related to the Company’s ability to continue its exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on the Company’s ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

●	the Company’s indebtedness requires payment of quarterly interest and, in certain circumstances, may require repayment of principal and the Company’s principal sources for funds for such payments or repayment are capital markets and asset sales, although payment in shares of the Company is possible, but only in part with respect to repayment of principal;

●	risks related to fluctuations in the market price of gold, copper and other metals;

●	uncertainty of whether the reserves estimated on the Company’s mineral properties will be brought into production;

●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the implementation of the concepts in the United Nations Declaration on the Rights of Indigenous Peoples in Canadian jurisdictions;

●	risks related to obtaining and maintaining all necessary permits and governmental approvals, or extensions or renewals thereof, for exploration and development activities, including in respect of environmental regulation and the KSM environmental assessment certificate;

●	the possible inability to advance with project activities in a timely manner or at all if such permits or approvals are not obtained or if a non-compliance event leads to further restrictions or loss of permits or approvals;

●	uncertainties relating to the assumptions underlying the Company’s reserve and resource estimates;

●	uncertainty of estimates of capital costs, operating costs, production and economic returns;

●	risks relating to the commencement of site access and early site preparation construction activities at the KSM Project;

●	risks related to commercially producing precious metals and copper from the Company’s mineral properties;

●	risks related to fluctuations in foreign exchange rates;

●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

●	uncertainty related to title to the Company’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

●	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases following metals price increases;

●	increased competition in the mining industry;

●	regulatory initiatives and ongoing concerns regarding carbon emissions and the impacts of measures taken to induce or mandate lower carbon emissions on the ability to secure permits, finance projects and generate profitability at a project;

●	the Company’s current and proposed operations are subject to risks relating to climate and climate change that may adversely impact its ability to conduct operations, increase operating costs, delay execution or reduce profitability of a future mining operation

●	the Company’s reliance on key personnel and the need to attract and retain qualified management and personnel;

●	risks associated with the use of information technology systems and cybersecurity;

●	risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies;

●	the Company’s classification as a “passive foreign investment company” under the United States tax code;

●	uncertainty surrounding an audit by the Canada Revenue Agency of the Company’s refund claim in respect of the British Columbia Mining Exploration Tax Credit; and

●	uncertainty surrounding an audit by the Canada Revenue Agency of the Company’s 2014 to 2016 inclusive Canadian exploration expenses, which were renounced to investors in flow-through shares in respect of the 2013 to 2015 tax years.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading “Risk Factors”, elsewhere in this Prospectus and in documents incorporated by reference herein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company’s ability to control or predict. It is also noted that while the Company engages in exploration and advancement of its properties, including site work in preparation for feasibility study work or early construction work, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, forward-looking statements are inherently unreliable, and investors should not place undue reliance on forward-looking statements.

The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein and therein are qualified by the foregoing cautionary statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements incorporated by reference in this Prospectus, and the selected consolidated financial data derived therefrom included in this Prospectus, are presented in Canadian dollars. In this Prospectus, references to "CDN$" or "$" are to Canadian dollars and references to "US$" are to United States dollars. On January 16, 2025, the daily noon average rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was CDN$1.00 equals US$0.6950. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years.

DOCUMENTS INCORPORATED BY REFERENCE

Under the multi-jurisdictional disclosure system adopted by Canada and the United States, information has been incorporated by reference in this Prospectus from documents filed by the Company with securities commissions or similar authorities in Ontario, British Columbia, Alberta, Manitoba Saskatchewan, Nova Scotia and the Yukon (the “Commissions”) and filed with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Seabridge at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically on SEDAR+, which can be accessed electronically at www.sedarplus.ca, and on EDGAR, which can be accessed electronically at www.sec.gov.

The following documents of the Company, which have been filed with the Commissions, and filed with the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

a.	the annual information form of the Company dated March 27, 2024 for the year ended December 31, 2023 and filed on SEDAR+ on March 27, 2024 under National Instrument 51-102 (the “AIF”) (incorporated by reference to Exhibit 99.1 of registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2023, filed with the SEC on March 29, 2024) (File No. 001-32135);

b.	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2023 and 2022, together with the notes thereto and the auditors’ reports thereon and related management’s discussion and analysis, filed on SEDAR+ on March 27, 2024 (incorporated by reference to Exhibit 99.2 and Exhibit 99.3 of registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2021, filed with the SEC on March 29, 2024) (File No. 001-32135);

c.	the unaudited interim condensed consolidated financial statements of the Company as at September 30, 2024 and for the three and nine months ended September 30, 2024, together with the notes thereto and related management’s discussion and analysis, filed on SEDAR+ on November 13, 2024 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K containing such document, filed with the SEC on November 14, 2024) (File No. 001-32135);

d.	the management information circular of the Company dated May 13, 2024 prepared in connection with the Company’s annual meeting of shareholders held on June 27, 2024, filed on SEDAR+ on May 28, 2024 (incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K containing such document, filed with the SEC on May 29, 2024) (File No. 001-32135); and

e.	the material change report dated July 29, 2024 in respect of Seabridge’s wholly owned subsidiary, KSM Mining ULC receiving a “substantially started” designation from the BC Government for its 100% owned KSM Project.

However, these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC pursuant to the U.S. Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management’s discussion and analysis, proxy circulars (excluding those portions that, pursuant to NI 44-101, are not required to be incorporated by reference herein), any business acquisition reports, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

A Prospectus Supplement containing the specific terms of an offering of securities, disclosure of earnings coverage ratios, if applicable, and other information relating to the securities, will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the securities covered by that Prospectus Supplement.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) pertaining to a distribution of securities will be filed under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca. In the event that such marketing materials are filed subsequent to the date of filing of the applicable Prospectus Supplement pertaining to the distribution of the securities to which such marketing materials relates and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the Prospectus for purposes of future offers and sales of securities hereunder.

Upon a new annual information form and the related audited annual financial statements and management’s discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, and all interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of the Company’s financial year in which the new annual information form and the related annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities hereunder. Upon a new information circular relating to an annual general meeting of holders of Common Shares of the Company being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the information circular for the preceding annual general meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities hereunder.

THE COMPANY

The following description of the Company and its business is derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Common Shares. You should carefully read the entire Prospectus and any applicable Prospectus Supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, before making an investment decision.

Corporate Information

Seabridge is a gold resource company whose principal property is the KSM project (for Kerr-Sulphurets-Mitchell) located in Northwestern British Columbia, Canada (the “KSM Project”). It also owns the Courageous Lake project located in the Northwest Territories, Canada (the “Courageous Lake Project”), amongst other mineral properties. The Company exists under the Canada Business Corporations Act.

The Company presently has twelve wholly-owned subsidiaries: KSM Mining ULC (“KSMCo”), Seabridge Gold (KSM) Inc., SnipGold Corp., Hattrick Resources Corp. (“Hattrick”) and Tuksi Mining & Development Company Ltd. (“Tuksi”), companies incorporated under the laws of British Columbia, Canada; Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada; Seabridge Gold (Yukon) Inc., a company incorporated under the laws of Yukon; Seabridge Gold Corporation, Pacific Intermountain Gold, Corporation, 5555 Gold Inc. and 5555 Silver Inc., each Nevada Corporations; and Snowstorm Exploration LLC, a Delaware limited liability corporation. The following diagram illustrates the inter-corporate relationship between the Company, its active subsidiaries and its projects as of December 31, 2023.

SEABRIDGE GOLD INC.[1]
100%
Seabridge Gold (NWT) Inc. (Northwest Territories)
100%
Courageous Lake Project (Northwest Territories)
100%
KSM Mining ULC (British Columbia)
100%
KSM Project (British Columbia)
100%
Seabridge Gold (Yukon) Inc.
100%
3 Aces Project (Yukon)
100%
SnipGold Corp. (British Columbia) and its subsidiaries, Hattrick and Tuksi
100%[2]
Iskut Project (British Columbia)
100%
Seabridge Gold Corporation (Nevada)
100%
Snowstorm Exploration LLC (Delaware)
100%
Snowstorm Project and Goldstorm Project (Nevada)
100%
Quartz Mountain Project (Oregon)[3]

Notes:

1.	Certain of the Company’s subsidiaries have been omitted from the chart as they own no mineral property and are inactive.

2.	SnipGold, through Hattrick, owns 95% of 12 of the claims covering an area of approximately 4,339 ha. The Snip North zone is located approximately 50% within claims owned 100% by SnipGold and 50% within claims in which SnipGold’s ownership interest is 95%. The Bronson Slope and Quartz Rise areas of the Iskut Project are 100% owned by SnipGold.

3.	The Company has entered into an option agreement under which a 100% interest in the Quartz Mountain Project may be acquired by a third party.

Summary Description of Business

The Company owns 7 properties, 4 of which have gold resources, and it has one material property: the KSM Project. Today, the KSM Project hosts the largest publicly disclosed undeveloped gold resource in the world, with measured and indicated gold resources totaling more than 88 million ounces (5.419 billion tonnes at 0.51 g/t). The Company’s exploration success at KSM has also defined a world class copper and silver deposit containing 19.6 billion pounds of copper and 417.2 million ounces of silver in the measured and indicated resource categories (5.419 billion tonnes at 0.16% copper and 2.4 g/t silver). These resource estimates have an effective date of March 31, 2022 for the Mitchell and East Mitchell deposits, December 31, 2019 for the Sulphurets deposit and January 10, 2024 in respect of the Kerr and Iron Cap deposits. These combined measured and indicated resource estimates are derived from the most current resource estimates of each KSM deposit as set forth on page 12 of the AIF. More detailed information in respect of the KSM resource estimates is set forth in the AIF. The combined gold, copper and silver, resources constitute a significant economic opportunity, and environmental assessment approvals and certain permits are in place to permit the Company to advance early construction.

The Company holds a 100% interest in each of its properties, other than a portion of the Snip North zone to the north of the Iskut Project in which it owns a 95% interest. The Quartz Mountain project is subject to an option agreement under which the optionee may acquire a 100% interest in such project.

In July 2024, KSMCo received its “substantially started” designation from the BC Government for the KSM Project. This designation affirms the validity of the BC Environmental Assessment Certificate (“EAC”). Under the B.C. Environmental Assessment Act, a project’s EAC expires if the project has not been substantially started by the deadline specified in its EAC. However, the B.C. Minister of Environment and Climate Change Strategy (the “Minister”) may determine that a project has been “substantially started” before the deadline, in which case the EAC is no longer subject to expiry. KSMCo’s EAC deadline was July 29, 2026.

On November 22, 2024 Tsetsaut Skii km Lax Ha (“TSKLH”) filed a Petition (the “First Petition”) in the British Columbia Supreme Court seeking an order quashing the “substantially started” determination (the “SSD”) by the Minister. TSKLH is an Indigenous group claiming an extensive traditional territory in northwest British Columbia, including the area of the KSM Project. On November 29, 2024 SkeenaWild Conservation Trust (“SCT”) and Southeast Alaska Indigenous Transboundary Commission (“SEITC”) filed a Petition (the “Second Petition”, and together with the First Petition, the “Petitions”) in the British Columbia Supreme Court seeking an order quashing the SSD. (See “Risk Factors – Risks Relating to the Company”. Since the Second Petition is seeking to quash the SSD on the grounds that it is unreasonable and one of the grounds on which the First Petition is seeking to quash the SSD is that it is unreasonable, the two Petitions are expected to be heard together in a single court proceeding. The SSD is unaffected by the filing of the Petitions and will remain in place if the Minister successfully defends the SSD. Even if TSKLH or SCT and SEITC (collectively, the “Petitioners”) are successful, a typical order in these circumstances would require a resumption of the “substantially started” determination process, either to expand consultation of TSKLH or reconsider the reasons for the Minister’s determination, and then a fresh determination would be issued (which may or may not reaffirm the SSD).

The Company has spent over $1 billion since acquiring the KSM Project in 2001, of which in excess of $800 million has been spent to advance the project after the issuance of the EAC in July 2014.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the; materials incorporated by reference into this Prospectus including the following sections of the AIF: “Corporate Structure” and “Description of the Issuer’s Business”. See “Documents Incorporated by Reference”.

RISK FACTORS

Investing in the Common Shares is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The principal risk factors to which the Company’s business and its Common Shares are subject are presented in detail in the AIF. The following is an abbreviated list of risk factors. The principal risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in any Common Shares, investors should carefully consider the risks included herein and incorporated by reference in this Prospectus and those described in any Prospectus Supplement.

Risks Relating to the Common Shares

The market for the Common Shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Common Shares.

The market for the Common Shares may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation, high production costs) as well as factors unrelated to the Company or its industry. In particular, the price for gold, which was over US$1,900 per ounce in 2011, was below US$1,100 per ounce at the beginning of 2016, rose to over US$2,060 in August 2020 and again in March 2022, traded below US$1,630 in October 2022 and in October 2024 traded over US$2,775/oz. In addition, market demand for products incorporating minerals fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and a corresponding change in the price for the mineral. The Common Shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In some years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, the Common Shares can also be expected to be subject to volatility resulting from market forces over which the Company will have no control. Further, despite the existence of markets for trading the Common Shares in Canada and the United States, shareholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of the Common Shares.

The Common shares are publicly traded and are subject to various factors that have historically made the Common share price volatile.

The market price of the Common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The market price of the Common shares may increase or decrease in response to a number of events and factors, including: the Company’s operating performance and the performance of competitors and other similar companies; volatility in metal prices, particularly gold; the public’s reaction to the Company’s press releases, material change reports, other public announcements and the Company’s filings with the various securities regulatory authorities; changes in recommendations or price targets by research analysts who track the Common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common shares to be publicly traded after an offering of Common shares; the arrival or departure of key personnel; and acquisitions, strategic alliances or joint ventures involving the Company or its competitors. The Company has a high number of gold resource ounces per outstanding share relative to its competitors, which may lead to greater price fluctuations in the price of the Company’s Common shares relative to its competitors when the price of gold fluctuates.

The market price of the Common shares is affected by many other variables that are not directly related to the Company’s success and are, therefore, not within its control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common shares on the exchanges on which they trade has historically made the trading price of the Common shares volatile and suggests that the trading price of the Common shares will continue to be volatile in the future.

Risks Relating to the Company

The Company has a history of net losses and negative cash flows from operations and expects losses and negative cash flows from operations to continue for the foreseeable future.

The Company has a history of net losses and negative cash flows from operations and the Company expects to incur net losses and negative cash flows from operations for the foreseeable future. As of December 31, 2023, the Company’s deficit totaled approximately $187 million. None of the Company’s properties has advanced to the production stage and the Company has no history of earnings or positive cash flow from operations.

The Company expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Company is able to offset its expenses against the sale of one or more of its projects, if applicable. The development of the Company’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures in any year on any project will depend on a number of factors, including the availability of financing to fund expenditures, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Company’s control. Therefore the level of expenditures to be incurred in any year may differ significantly from the level of expenditures in the previous year. There is no assurance that the Company will be able to generate positive cash flows from operations in the future.

The Company has discretion concerning the use of cash resources, including the net proceeds of an offering under a prospectus supplement, as well as the timing of expenditures.

The Company has discretion concerning the application of cash resources and the timing of expenditures and shareholders may not agree with the manner in which the Company elects to allocate and spend cash resources. The results and the effectiveness of the application of cash resources are uncertain. The failure by the Company to apply cash resources effectively could have a material adverse effect on the business of the Company. Management of the Company will have discretion with respect to the use of the net proceeds from an offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management of the Company could spend most of the net proceeds from an offering in ways that the Company’s security holders may not desire or that do not yield a favourable return. Prospective investors will not have the opportunity, as part of their investment in the Common Shares, to influence the manner in which the net proceeds of an offering are used. At the date of this Prospectus, the Company intends to use the net proceeds from an offering as indicated in the discussion under “Use of Proceeds”. However, the Company’s needs may change as the business of the Company evolves and the Company may have to allocate the net proceeds differently than as indicated in the discussion under “Use of Proceeds”. As a result, the proceeds that the Company receives in an offering may be used in a manner significantly different from the Company’s current expectations.

The Company’s indebtedness requires quarterly interest payments, a lump sum deferred interest payment at the end of 2025 and may require repayment in full, which may adversely affect its cash flow and ability to advance its business and necessitate dilutive financing or asset sales.

The Company has indebtedness arising from its sale of the US$225,000,000 Secured Note on March 24, 2022 (the “2022 Note”) and of the US$150,000,000 Secured Note on June 29, 2023 (the “2023 Note”). As a result of this indebtedness, the Company is required to make:

●	quarterly interest payments of approximately US$3.66 million to the holder of the 2022 Note;

●	starting on September 30, 2025, quarterly interest payments of approximately US$2.438 million to the holder of the 2023 Note; and

●	a deferred interest payment of US$21,500,000 (the “Deferred Interest”) on December 29, 2025, representing compound interest accrued on the 2023 Note for the period from June 29, 2023 to June 29, 2025 (unless it elects to increase the size of the NSR payable to Sprott as described below).

The Company may issue common shares or raise money in the capital markets to fund its debt service costs, both of which would be dilutive to shareholders.

Although the terms of the 2022 Note and the 2023 Note (together, the “Secured Notes”) are intended to result in all of the principal amount of the Secured Notes being used on maturity to purchase, by way of offset, royalties on metals produced from the KSM Project, in certain circumstances the holder of the Secured Notes may require the Company to repay the principal amount of each of the Secured Notes. One such circumstance is that, if project financing to develop, construct and place the KSM Project into commercial production (“Construction Financing”) is not in place by March 24, 2027, the holder can put the 2022 Note back to KSMCo for US$232.5 million plus accrued and unpaid interest and the holder can put the 2023 back to KSMCo for US$155 million plus accrued and unpaid interest (or US$180 million if the Company elects to increase the NSR instead of paying the Deferred Interest) (collectively, the “Financing Puts”). Another circumstance is if one of the Petitions is successful, the SSD is reversed and the EAC expires, the holder can put the 2022 Note back to KSMCo for US$247.5 million plus accrued and unpaid interest and the holder can put the 2023 back to KSMCo for US$165 million plus accrued and unpaid interest (or US$186.5 million if the Company elects to increase the NSR which the holder acquires on repayment of the principal instead of paying the Deferred Interest) (collectively, the “EAC Puts”).

KSMCo has a limited right to make interest payments and to pay the amounts due on exercise of the Financing Puts or the EAC Puts (collectively, the “Puts”) by having the Company issue Common Shares for such payments instead of paying with money. The limit on this right is that the Company may not pay in Common Shares beyond the point at which the receiving person’s share ownership would exceed 9.9% of the outstanding Common Shares. Therefore, the amount KSMCo may be able to have the Company pay in Common Shares will decrease as the Company’s market capitalization decreases and as the receiving person’s share ownership increases (and vice versa). To date the Company has been paying interest payments in Common Shares with the result that, unless the person receiving the Common Shares is selling them, the Common Share ownership of the receiving person is increasing and the number of additional Common Shares the Company may be able to issue to pay interest or amounts due on exercise of the Puts is decreasing. It is not possible to predict the amount of any payment due that KSMCo may be able to have the Company pay in Common Shares but, on any given date, the amount cannot exceed 9.405% of the Company’s market capitalization (the number of outstanding Common Shares multiplied by the share price) and will be less than that to the extent the person receiving the Common Shares already owns Common Shares. On the date of this Prospectus, 9.405% of the Company’s market capitalization is approximately $146.6 million.

Based on the Company’s estimates of the time it will take to complete the steps required to have Construction Financing in place, including completion of a full bankable feasibility study, the Company believes it is probable that Construction Financing will not be in place by March 24, 2027. Should Construction Financing not be in place by March 24, 2027, the holder will be entitled to exercise the Financing Puts commencing on March 25, 2027. The Financing Puts expire once Construction Financing is in place. If the holder exercises the Financing Puts, the holder’s obligation and right to purchase the respective royalties under each Secured Note terminates. If the Financing Puts become exercisable, the holder is then faced with the decision of whether to:

a.	exercise the Financing Puts and demand payment of the respective amounts payable but lose its rights to acquire the Silver Royalty (defined below) and the Sprott NSR (defined below), or

b.	to retain its rights to acquire the Silver Royalty and the Sprott NSR.

The risk of the holder exercising the Financing Puts is, therefore, likely to depend on the extent of the progress the Company has made towards getting the Construction Financing in place and the degree to which the prices of gold, copper and silver exceed the prices of those metals anticipated by the holder of the Secured Notes during the period the Financing Puts may be exercisable. Should the Financing Puts be exercised, the Company will have to raise the funds needed to repay these principal amounts and interest in capital markets, but may also be able to satisfy a portion of the amounts due by issuing Common shares to the holder or by selling assets (including, depending on market conditions, selling a new royalty on the project). If the EAC Puts become exercisable the analysis of the decision facing the holder would be the same.

The Company’s indebtedness could have adverse consequences for the Company, including: limiting its ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company’s flexibility and discretion to operate its business; and having to raise capital to pay interest or principal at unattractive prices or in poor financial markets; limiting its ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to competitors that have less debt or greater financial resources; making the Company vulnerable in a downturn in general economic conditions; and preventing the Company’s ability to make expenditures that are important to its growth and strategies.

The ability of the Company to meet its debt service requirements may depend on its ability to raise capital in financial markets. There can be no assurance that the Company will be able to raise funds sufficient to pay amounts when due or to fund any other liquidity needs. If the Company is unable to meet the obligations to pay interest or principal due under the Secured Notes, the holder may exercise its rights under the security arrangements associated with the Secured Notes, which could result in a loss or substantial reduction in the value of the KSM Project or the Company’s interest in the KSM Project, the principal asset of the Company.

If the Company is unable to service its indebtedness or fulfil its other obligations under the Secured Notes, the Company may have to raise capital in ways that it might not otherwise choose, such as reducing or delaying expenditures, selling assets, restructuring or refinancing indebtedness or seeking equity capital in poor market conditions. The availability of capital is beyond the Company’s control and if market conditions result in insufficient capital being available in such circumstances Sprott may enforce its security for the Secured Notes. KSMCo’s obligations under the Secured Notes are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo. Enforcement could involve imposing bankruptcy or receivership proceedings on KSMCo or a sale of the shares of KSMCo owned by the Company.

The Company’s KSM Project was determined to be “substantially started” by the B.C. Minister of Environment and Climate Change Strategy but that determination has been challenged.

On November 22, 2024, TSKLH filed the First Petition against the Province of British Columbia and relevant Ministries (collectively, the “Province”) seeking judicial review of the SSD by the Minister. TSKLH is an Indigenous group claiming an extensive traditional territory in northwest British Columbia, including the area of the KSM Project, and it contests rights of the Nisga’a Nation and Tahltan Nation over the area of the eastern side of the KSM Project.

In the First Petition, TSKLH are seeking a declaration that the Province failed to fulfill its duty to consult TSKLH in respect of the SSD and an order quashing the SSD on the basis that the Province failed to fulfill its duty to consult, the Province failed to discharge its duty of procedural fairness and/or that the SSD was unreasonable. The TSKLH were provided Seabridge’s application for the SSD the day after it was submitted, were provided a draft of the Province’s Report to the SSD decision-maker and given a month to review it and made a detailed submission to the Province expressing its views on the Report. The Company does not have more details of the Province’s consultation with the TSKLH.

On November 29, 2024, SCT and SEITC filed the Second Petition against the Minister and the Company’s wholly-owned subsidiary (“KSMCo”) also seeking an order quashing the SSD on the basis that the SSD was unreasonable. SCT and SEITC are challenging the SSD as public interest advocates who claim no rights or property interests in the KSM Project area rather than as private litigants. Both SCT and SEITC have a history of vocal opposition to all mining projects within their regions. All three of the Petitioners made submissions to the Minister opposing the Company’s application for the SSD.

Seabridge has been advised that the Second Petition will be combined with the First Petition and heard together in court due to the same issues being raised. The Second Petition differs from the First Petition in some minor ways, including that the Second Petition names KSMCo as a respondent. In the hearing on both Petitions, to succeed on the basis that the SSD was unreasonable, the Petitioners have to establish that the Minister’s decision was unreasonable, not simply incorrect. The legislation leaves the Minister with a lot of discretion in making a “substantially started” determination, making the threshold of “unreasonable” even harder to meet.

The Company’s application for the “substantially started” designation set forth that KSMCo had completed or initiated construction of 94 of the 336 components of the KSM Project as described in its EAC and had spent $444 million on work in respect of such components. As part of the application review process, Seabridge also submitted letters from representatives of the three largest Indigenous peoples in the area of the KSM Project, the Nisga’a Lisims Government, the Tahltan Central Government and the Gitxsan Hereditary Chiefs Office, as well as the Village of Hazelton, the District of New Hazelton, the Town of Smithers, the District of Stewart, the City of Terrace and the Regional District of Kitimat-Stikine, all expressing strong support for a positive SSD. The Company is confident that there is ample evidence that the SSD was reasonable.

The SSD is unaffected by the Petitions and will remain in place if the Province successfully defends the SSD. Even if is the Petitioners are successful, a typical order in these circumstances would require the Province to return to its “substantially started” determination process, either to expand consultation of TSKLH or reconsider the reasons for its determination, and then a fresh determination would be issued. There is a risk that, in a fresh determination, the Minister determines the KSM Project was not “substantially started”. If the SSD does not remain in place and is not reaffirmed or reissued, the EAC would not expire until July 29, 2026 and the Company could submit a new application for a “substantially started” determination and include in the application any additional work completed at the KSM Project not already considered in the initial application process. If the Company is unsuccessful in retaining or achieving its SSD by any of the processes described above as of July 29, 2026, the EAC would expire, the EAC Puts would become exercisable and advancement of the KSM Project would likely cease until a new EAC was obtained.

The Company has been advised that a final decision on the TSKLH Petition could take a year or more.

The Company believes it was a passive foreign investment company in 2023 which could have negative consequences for U.S. investors.

U.S. holders of the Common shares should be aware that the Company believes that for U.S. federal income tax purposes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2023 and, based upon current business plans and financial expectations, it expects to be classified as a PFIC for the tax year ending December 31, 2024. Assuming the Company is a PFIC, then owners of the Common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their Common shares, or any gain realized upon a disposition of Common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common shares. For each tax year that the Company is a PFIC, it will make available the PFIC annual information statement as provided pursuant to Treasury Regulation Section 1.1295-1(g) on our website.

The Company has spent the proceeds of the issuance of flow-through shares on expenditures it believes to be Canadian exploration expenses (“CEE”) and renounced such expenditures to investors in flow-through shares, but the CRA has reduced the amounts of CEE renounced and reassessed investors. The Company is challenging the CRA’s conclusions but there is a risk that the Company may not be successful in challenging the CRA’s decision, thus having an adverse impact on the Company’s balance sheet.

The CRA has reduced the amount of expenditures renounced to subscribers of the flow-through shares as CEE by the Company in the three years ended December 31, 2016, December 31, 2015 and December 31, 2014, by approximately $19.6 million. The Company is challenging the CRA’s re-assessment vigorously and, if necessary, will proceed to litigation on the issue. The Company has recently finished a court hearing on the same interpretation issue that is at the heart of the Company’s challenge to CRA’s re-assessment of CEE renounced by the Company and is awaiting a decision. That decision could resolve the matters at issue in this challenge.

The Company has already effectively indemnified all reassessed investors by depositing funds with the CRA in the amount required by CRA’s reassessments. Although the Company believes it will ultimately prevail on the merits, if the Company is not successful in its challenge, the CRA won’t return the deposited funds and the Company will be required to write-off the associated amounts receivable. Even if the Company is successful, the Company may have difficulties collecting refunds made to the reassessed investors.

USE OF PROCEEDS

Unless otherwise specified in the Prospectus Supplement, the net proceeds of any offering of Securities under a Prospectus Supplement will be used for general corporate purposes, including funding future exploration and advancement work on the Company’s mineral properties and payment of interest on its debt. In its most recently completed financial year (as in most years) the Company had negative cash flow from operating activities. As the Company typically has no cash flow from operating activities, the allocation of net proceeds of an offering to general corporate purposes for the purpose of funding its operating activities involves using net proceeds of an offering to fund negative cash flow from operating activities in future periods. The portion of the Company’s expenditure on general corporate purposes from the net proceeds of any offering that is to be spent on operating activities will vary depending on the purposes of the Offering and will be set forth in greater detail in the Prospectus Supplement relating to that offering. For more information regarding risks related to the Company’s history of negative cash flow from operating activities, see “Risk Factors – Risks Relating to the Company”. More detailed information regarding the use of proceeds from a sale of Securities will be included in the applicable Prospectus Supplement.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

As at November 30, 2024, the Company’s cash on hand was $52.7 million and working capital was $49.6 million, excluding the flow-through share premium which is a non-cash item. The Company has estimated its non-discretionary spending over the next 12 months to approximate $68.0 million, including payroll, corporate G&A, property maintenance costs, flow-through exploration expenditure commitments and commitments in respect of the Company’s KSM Project. The non-discretionary spending includes funding to pursue corporate objectives relating to exploration at the Issuer’s Iskut and 3 Aces Projects, corporate objectives relating to social license and compliance at its KSM Project, and other general objectives including ones relating to safety and sustainability. Subsequent to November 30, 2024, the Company has raised a further $3.1 million under its established At-the-Market offering (“ATM”). The Company estimates that with its current working capital it will be able to meet its anticipated non-discretionary expenditures to the end of August, 2025.

The Company is committed to establishing a new approximately US$100 million ATM facility under this Prospectus promptly after it receives a receipt for this Prospectus. The Company has successfully sourced more than $200 million through its ATM facilities over the last five years and intends to use an ATM again in 2025 to help meet its working capital needs over the next 12 months. In addition, the Company is considering different options for financing discretionary spending over the next 12 months to fund the greater advancement of its projects in a manner consistent with its focus on limiting equity dilution. The Company plans to meet its interest payment obligations over the next 12 months through the issue of Common Shares. With this Prospectus in place, the Company is confident in its ability to fund its ongoing working capital needs well beyond the next 12 months, however, the absence of existing commitments to provide funding to the Issuer and an available ATM facility at this time means there can be no assurance that an ATM facility will be established or that funding will otherwise be available to the Issuer to meet its needs.

PRIOR SALES

Prior sales of Common Shares and securities convertible or exchangeable into Common Shares will be provided as required in a Prospectus Supplement with respect to the issuance of securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “SEA” and the NYSE under the symbol “SA”. The following table sets forth, for the 12 month period prior to the date of this Prospectus, details of the trading prices and volume on a monthly basis of the Common Shares on the TSX and NYSE, respectively:

	Toronto Stock Exchange			NYSE
Period	Volume	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)
2024
January	1,029,858	16.18	13.88	9,208,448	12.22	10.29
February	970,861	15.99	12.62	11,551,731	11.83	9.31
March	1,057,476	20.65	15.35	10,498,571	15.26	11.28
April	2,300,675	23.00	19.39	14,642,442	16.71	14.1
May	1,747,445	22.14	19.43	12,365,174	16.25	14.26
June	1,115,650	21.65	18.53	6,779,565	15.93	13.52
July	1,164,569	23.48	18.28	9,789,335	16.98	13.32
August	1,552,908	25.82	20.64	11,878,060	18.99	14.67
September	1,441,483	24.42	21.62	7,759,481	18.03	15.91
October	1,946,460	28.39	22.31	11,002,000	20.55	16.32
November	2,005,065	24.55	19.44	13,717,324	17.63	13.80
December	2,049,503	20.21	16.07	12,701,931	14.51	10.87
January 1 to 16	934,544	17.57	16.60	4,850,254	12.33	11.12

On January 16, 2025, the closing prices of the Common Shares on the TSX and NYSE were CDN$16.95 and US$11.77 per Common Share, respectively.

DIVIDEND POLICY

The Company has not paid any dividends since incorporation. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time.

CONSOLIDATED CAPITALIZATION

As of the date of this Prospectus, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since September 30, 2024, the date of our most recently filed interim consolidated financial statements for the three and nine months ended September 30, 2024.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares in the capital of the Company, issuable in series. As of the date of this Prospectus, 91,954,369 Common Shares were issued and outstanding and no preferred shares were issued and outstanding.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company, and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the Board may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company. The Common Shares carry no pre-emptive or conversion rights.

Preferred Shares

The directors of the Company are authorized to create series of Preferred Shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors, and such Preferred Shares shall have priority over the Common Shares with respect to the property and assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Secured Notes

The Company issued the 2022 Note, for an aggregate principal amount of US$225 million, on March 24, 2022 to Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”) and the 2023 Note, for an aggregate principal amount of US$150 million, on June 29, 2023 to Sprott, the principal terms of each of which are described in the AIF under the heading “Description of Share Capital”. With the receipt of the SSD in respect of the KSM Project in July, 2024, the potential EAC Puts that would become exercisable on expiry of the KSM Project EAC would no longer apply and, as a result, the Maturity Date of both of the Secured Notes would not occur later than March 24, 2032. In late November, 2024, two Petitions for judicial review of the SSD on three grounds, including that the SSD was unreasonable. The SSD remains in place until there is a final decision on the Petitions, but there is a chance that the “substantially started” determination process will have to be resumed and a new determination is made that does not grant the KSM Project “substantially started” status. Accordingly, the principal terms of the 2022 Note and the 2023 Note will either be as set forth in the AIF (if “substantially started” status is lost) or will be as follows (if the SSD remains in place, is reaffirmed or reissued):

2022 Note

(a)	Unless redeemed by Sprott at an earlier date under to the terms of the 2022 Note, upon repayment of the principal due under the 2022 Note at maturity Sprott is obligated to use the principal to purchase a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project.

(b)	The 2022 Note matures on the date (the “Maturity Date”) that is the first to occur of:

(i)	commercial production being achieved at the KSM Project; and

(ii)	March 24, 2032.

(c)	Prior to the Maturity Date, the 2022 Note bears interest at 6.5% per annum, payable quarterly in arrears. KSMCo can elect to satisfy interest payments in cash or by having the Issuer issue common shares of equivalent value under the Contingent Right.

(d)	KSMCo has the option to buy back 50% of the Silver Royalty, once purchased by Sprott, on or before 3 years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

(e)	If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the 2022 Note back to KSMCo for US$232.5 million, plus accrued and unpaid interest, with KSMCo able to pay such amount in cash or by having the Issuer issue common shares under the Contingent Right, at KSMCo’s option. This put right expires once such project financing is in place. If Sprott exercises this put right, its right to purchase the Silver Royalty terminates.

(f)	If commercial production is not achieved at the KSM Project prior to March 24, 2032, the Silver Royalty payable to Sprott will increase to a 75% gross silver royalty.

(g)	No amount payable may be paid in common shares of the Issuer if, after the payment, Sprott would own more than 9.9% of the Issuer’s outstanding shares.

(h)	KSMCo’s obligations under the 2022 Note is secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Issuer secured by a pledge of the shares of KSMCo.

2023 Note

(a)	When the 2023 Note matures, Sprott will use all of the principal amount repaid on maturity to purchase a 1% NSR on the KSM Project, subject to adjustment of the amount as described below, (the “Sprott NSR”).

(b)	Maturity occurs upon the first to occur of:

(i)	commercial production being achieved at KSM; and

(ii)	March 24, 2032.

(c)	Prior to its maturity, the 2023 Note bears interest at 6.5% per annum, payable quarterly in arrears. However, payment of quarterly interest due on or before June 29, 2025 (the “Deferred Interest”) will be deferred and the Deferred Interest plus interest accrued on it (the “Interest Deferral Amount”) is payable on or before December 29, 2025 in a lump sum in cash or in Seabridge common shares.

(d)	KSMCo can pay the Interest Deferral Amount in the amount of US$21.5M by paying it to Sprott. Instead of paying the Interest Deferral Amount, KSMCo can elect to increase the size of the Sprott NSR to be sold to Sprott on the Maturity Date from a 1% NSR to a 1.2% NSR (the “Royalty Increase Election”).

(e)	The Company can elect to satisfy quarterly interest payments due by paying them in cash or Seabridge common shares. The requirement to make quarterly interest payments expires on the maturity date.

(f)	If commercial production is not achieved at the KSM Project prior to March 24, 2032, the size of the Sprott NSR to be sold to Sprott on the Maturity Date will increase to 1.25% if KSMCo paid the Interest Deferral Amount in cash or shares, or to 1.5% if KSMCo made the Royalty Increase Election (the applicable increase being the “Production Delay Increase”).

(g)	The Company has the option to purchase the Sprott NSR percentage down (after the Sprott NSR is sold to Sprott) to a 0.5% NSR (or to 0.625% if the Production Delay Increase occurred) on or before three years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

(h)	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Note back to the Company for:

(i)	if the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$155 million plus accrued and unpaid interest, or

(ii)	if the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest.

This Sprott put right expires once such project financing is in place. If Sprott exercises this put right, Sprott’s right to purchase the Sprott NSR terminates.

(i)	The Company can elect to satisfy payments due on Sprott’s exercise of its put rights in cash or by delivering common shares.

(j)	No amount payable shall be paid in common shares if, after the payment, Sprott would own more than 9.9% of the Company’s outstanding shares.

(k)	The Company’s obligations under the 2023 Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS

Common Shares

The Company may offer Common Shares from time to time under this Prospectus, together with any applicable Prospectus Supplement, at prices and on terms to be determined by market conditions at the time of offering. This Prospectus provides you with a general description of the Common Shares the Company may offer. Each time the Company offers Common Shares, the specific amounts, prices and other important terms of the securities will be described in the applicable Prospectus Supplement.

For more information, see “Description of Share Capital – Common Shares”.

Warrants

This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus. The Company may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from such other securities. Warrants may be issued under one or more warrant indentures or warrant agency agreements between the Company and one or more banks or trust companies acting as warrant agent.

The Company will not offer Warrants pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Warrants so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.

The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable Prospectus Supplement. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Company on Form 6-K that the Company files with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Warrants being offered;

●	the price at which the Warrants will be offered;

●	the date or dates on which the Warrants may be exercised;

●	the number of Common Shares that may be purchased upon the exercise of each Warrant;

●	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

●	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of securities issuable upon exercise of the Warrants, (ii) the exercise price of the Warrants and (iii) the term of the Warrants;

●	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

●	whether the Warrants will be listed on any exchange;

●	material Canadian federal income tax consequences of purchasing the Warrants; and

●	any other material terms or conditions of the Warrants.

The statements made in this Prospectus relating to any Warrants to be issued under this Prospectus, or the warrant indenture or warrant agreement, if applicable, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Warrants and any applicable warrant indenture or warrant agreement. Prospective investors should refer to the terms of specific Warrants being offered, including any applicable warrant indenture or warrant agreement.

The terms and conditions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may be subject to or contain any or all of the terms described above.

Units

In addition to issuing Common Shares or Warrants pursuant to this Prospectus, the Company may also issue Units comprised of both Common Shares and Warrants. Each Unit will be issued so that the purchaser of a Unit will have the rights and obligations of a holder of each included security. The unit agreement, if any, pursuant to which Units are issued may provide that the Common Shares and Warrants included in a Unit may not be held or transferred separately, at any time or at any time before a specified date.

The Company will not offer Units pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Units so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Units will be offered for sale. A Prospectus Supplement in respect of any Units issued under this Prospectus will include the following, where applicable:

●	the aggregate number of Units being offered;

●	the price at which the Units will be offered;

●	the number of Common Shares and Warrants included in each Unit;

●	the terms of the Warrants included in the Units;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units;

●	whether and under what circumstances the Common Shares and Warrants included in the Units may be held or transferred separately;

●	whether the Units will be issued in fully registered or global form;

●	material United States and Canadian federal income tax consequences of purchasing the Units; and

●	any other material terms or conditions of the Units.

If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Unit agreement describing the terms and conditions of such Units that the Company is offering before the issuance of such Units.

The statements made in this Prospectus relating to any Units to be issued under this Prospectus, or the applicable unit agreement, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Units and the applicable unit agreement. Prospective investors should refer to the terms of specific Units being offered, including the applicable unit agreement.

The terms and conditions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may be subject to or contain any or all of the terms described above.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts issued pursuant to this Prospectus. Subscription Receipts issued under this Prospectus will generally be exchangeable for Common Shares, Warrants or Units, without payment of any additional consideration, upon the occurrence of certain events or the satisfaction of certain conditions. The Company may issue Subscription Receipts independently or together with other securities, and Subscription Receipts sold with other securities may be attached to or separate from such other securities. Subscription Receipts will generally be issued under a subscription receipt agreement between the Company and a trust company acting as escrow agent.

The Company will not offer Subscription Receipts pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Subscription Receipts so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Subscription Receipts will be offered for sale.

In the United States, the Company will file as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of subscription receipts the Company is offering before the issuance of such Subscription Receipts.

A Prospectus Supplement in respect of any Subscription Receipts issued under this Prospectus will include the following, where applicable:

●	the aggregate number of Subscription Receipts being offered;

●	the price at which the Subscription Receipts will be offered;

●	the number and class of securities issuable in exchange for the Subscription Receipts;

●	the terms of securities issuable in exchange for the Subscription Receipts;

●	the conditions that must be satisfied before the Subscription Receipts are exchanged for Common Shares or other securities of the Company;

●	the procedures and mechanics for the exchange of the Subscription Receipts into Common Shares or other securities of the Company;

●	material United States and Canadian federal income tax consequences of purchasing the Subscription Receipts; and

●	any other material terms or conditions of the Subscription Receipts.

The statements made in this Prospectus relating to any Subscription Receipts to be issued under this Prospectus, or the applicable subscription receipt agreement, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Subscription Receipts and the applicable subscription receipt agreement. Prospective investors should refer to the terms of specific Subscription Receipts being offered, including the applicable subscription receipt agreement.

The terms and conditions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may be subject to or contain any or all of the terms described above.

Debt Securities

This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. We may issue Debt Securities independently or together with other securities, and Debt Securities sold with other securities may be attached to or separate from such other securities. Debt Securities will generally be issued under one or more trust indentures between the Company and one or more banks or trust companies acting as trustee.

The Company will not offer Debt Securities pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Debt Securities so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Debt Securities will be offered for sale. A Prospectus Supplement, in respect of any Debt Securities issued under this Prospectus, will include the following, where applicable:

●	the aggregate principal amount of Debt Securities being offered and the offering price;

●	the denomination and currency in which the Debt Securities will be offered;

●	the date or dates on which the Debt Securities will mature and the portion of the outstanding principal payable upon maturity;

●	the rate or rates at which the Debt Securities will bear interest, the date or dates on which such interest will begin to accrue and be payable and the record dates for any such interest;

●	the circumstances that will constitute an “event of default” under the Debt Securities and the consequences of an event of default under the Debt Securities;

●	the terms and conditions upon which the Company may be required to redeem, repay or repurchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

●	the terms and conditions upon which the Company may be permitted to redeem the Debt Securities, in whole or in part, at its option;

●	the terms, if any, upon which the Debt Securities may be converted into or exchanged for Common Shares or other securities of the Company;

●	whether the Debt Securities will be senior debt or subordinated to other indebtedness of the Company;

●	the terms, if any, upon which the Company may be permitted or restricted from the issuance of additional securities, the incurring of additional indebtedness or subject to other material negative covenants;

●	whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary of the global securities;

●	whether the Debt Securities will be listed on any exchange;

●	material United States and Canadian federal income tax consequences of purchasing the Debt Securities; and

●	any other material terms or conditions of the Debt Securities.

The statements made in this Prospectus relating to any Debt Securities to be issued under this Prospectus or the applicable trust indenture are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Debt Securities and any applicable trust indenture. Prospective investors should refer to the terms of specific Debt Securities being offered, including the applicable trust indenture.

“Novel” Securities

The Company will not offer any Securities under this Prospectus which constitute “novel” securities as defined under NI 44-102.

A Prospectus Supplement may also add, update or change information contained in this Prospectus or in documents the Company has incorporated by reference. However, no Prospectus Supplement will offer a security that is not described in this Prospectus.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions deemed to be “at the market distributions” as defined in NI 44-102, including sales made directly on the TSX, the NYSE or other existing markets for the Securities. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the Securities purchased pursuant thereto.

The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities to which a Prospectus Supplement pertains, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the securities.

In connection with any offering of Securities, except for an “at-the-market distribution” under this Prospectus or as set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of the Securities from whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions may be paid out of the Company’s general funds. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business. In connection with any underwritten offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors of acquiring, holding and disposing of Securities.

The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are KPMG LLP, Chartered Professional Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, Canada. KPMG LLP has reported that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent accountants under all relevant US professional and regulatory standards.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

LEGAL MATTERS

Unless otherwise specified in an applicable Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by DuMoulin Black LLP, with respect to Canadian legal matters, and by Carter Ledyard & Millburn LLP with respect to United States legal matters.

BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as disclosed below, none of the Company’s directors, executive officers nor any shareholder holding a sufficient number of securities to affect materially the control of the Company:

(a)	is, as at the date of this Prospectus, or has been within the 10 years before the date of this Prospectus, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within the 10 years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Gedex Systems Inc. (“Gedex”), a Canadian private company of which Rudi P. Fronk and Eliseo Gonzalez-Urien were non-executive chairman and a director, respectively, was subject to an application made by FCMI Parent Co. to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in respect of Gedex, among others, pursuant to an Initial Order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated August 12, 2019. The Court subsequently granted a CCAA Termination Order on December 5, 2019 pursuant to which the Court approved the termination of the CCAA proceedings effective at the date and time on which Zeifman Partners Inc, as monitor (the “Monitor”) filed a Discharge Certificate with the Court. On December 23, 2019, the Monitor filed the Discharge Certificate with the Court.

Nautilus Minerals Inc. (“Nautilus”), a Canadian reporting issuer of which Jay Layman was a non-executive director, filed for and was granted creditor protection under the CCAA. Mr. Layman and the other independent directors of Nautilus resigned on March 29, 2019 prior to Nautilus being delisted from the TSX on April 3, 2019. By order made August 13, 2019, the Supreme Court of British Columbia sanctioned and approved a plan of compromise, arrangement and reorganization dated July 23, 2019 pursuant to which Deep Sea Mining Finance Ltd., as buyer, acquired certain assets from Nautilus.

INTEREST OF EXPERTS

Please refer to the disclosure under the heading “Interests of Experts” in the AIF which the Company confirms is correct as at the date of this Prospectus.

ADDITIONAL INFORMATION

Seabridge has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

Seabridge is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read and download some of the documents the Company has filed with the SEC's EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedarplus.ca.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP; (iii) the consents of the geologists, engineers and other experts named herein; (iv) the consent of DuMoulin Black LLP; and (v) the powers of attorney from certain directors and officers of Seabridge.

ENFORCEABILITY OF CIVIL LIABILITIES

Seabridge is a company organized and existing under the Canada Business Corporations Act and its principal place of business is in Canada. Many of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. Seabridge has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers and experts under the United States federal securities laws or the securities or “blue sky” laws of any state within the United States. The Company’s Canadian counsel, DuMoulin Black LLP, advised the Company that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, DuMoulin Black LLP also advised the Company that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Seabridge has filed with the SEC, concurrently with the filing of the registration statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Seabridge has appointed Corporation Service Company, New York, New York as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC or any civil suit or action brought against or involving the Company in a United States federal court or state court arising out of or related to or concerning the offering of the securities under this Prospectus and any Prospectus Supplement.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Certain of the Company’s directors reside outside of Canada, being Rudi P. Fronk, Tracey Jane Arlaud, Eliseo Gonzalez-Urien, Jay Layman and Melanie Miller. Each of such directors has appointed Seabridge, 400 - 106 Front Street East, Toronto, Ontario, M5A 1E1 as their agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.

SEABRIDGE GOLD INC.
US$80,115,000

Common Shares

PROSPECTUS SUPPLEMENT

February 14, 2025